                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended

                                       or



[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from                     to

      Commission File Number ___________


                          BIRCH MOUNTAIN RESOURCES LTD.
             (Exact Name of Registrant as Specified in its Charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of Incorporation or Organization)

           3100, 205 - 5TH AVE. S.W., CALGARY, ALBERTA, CANADA T2P 2V7
                    (Address of Principal Executive Offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON SHARES
                                (Title of class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      NONE

     Indicate the number of outstanding shares of each of the registrant's classes of common stock as of the date of this registration:


                            As of September 22, 2000:

                            33,552,966 COMMON SHARES

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 NOT APPLICABLE

Indicate by check mark which financial statement item the registrant has elected to follow.

                      ITEM 17    X          ITEM 18
                             -------               -------

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) for the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

                                TABLE OF CONTENTS

                                                                                           Page #
DESCRIPTION OF THE BUSINESS .........................................................        -1-
     Introduction ...................................................................        -1-
          General Development During Past Five Years ................................        -2-
               Mineral Exploration ..................................................        -2-
               Exploration Research .................................................        -2-
               Technology Research and Development ..................................        -2-
     Plan of Operation for 2000 and the First Six Months of 2001 ....................        -3-
          Principal Products and Markets ............................................        -3-
          Sales and Revenue During Past Three Years .................................        -3-
     Special Characteristics of Operations or Industry ..............................        -4-
          Contractual and Financing Risks ...........................................        -4-
          Technology Development Risk ...............................................        -4-
          Intellectual Property Protection ..........................................        -4-
          Exploration and Development Risk ..........................................        -4-
          Environmental .............................................................        -5-
          Management ................................................................        -5-
          Shareholders Rights Plan ..................................................        -5-
          Legal and Regulatory Risks ................................................        -6-
          Gold and Precious Metal Pricing Risks .....................................        -6-

DESCRIPTION OF PROPERTIES ...........................................................        -6-
     Metallurgical Laboratory .......................................................        -6-
     Core Laboratory ................................................................        -6-
     Exploration Properties .........................................................        -7-
          Alberta Properties ........................................................        -7-
          Manitoba Properties .......................................................        -8-
     Prairie Gold Exploration .......................................................        -8-
          Prairie Gold Model ........................................................        -8-
          Prairie Gold in Athabasca .................................................        -9-
          Prairie Gold in Dawson Bay ................................................       -13-

LEGAL PROCEEDINGS ...................................................................       -14-

CONTROL OF THE REGISTRANT/COMPANY ...................................................       -14-

NATURE OF THE TRADING MARKET ........................................................       -15-

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS ..................       -16-
     Canadian Exchange Controls .....................................................       -16-

TAXATION ............................................................................       -17-
     Disposition of Common Shares ...................................................       -18-
     Dividends ......................................................................       -18-
     Capital Gains ..................................................................       -19-
     Certain United States Federal Income Tax Consequences ..........................       -19-
     U.S. Holders ...................................................................       -19-
     Distributions on Common Shares of the Company ..................................       -20-
     Foreign Tax Credit .............................................................       -20-

     Disposition of Common Shares of the Company ....................................       -21-

SELECTED FINANCIAL DATA .............................................................       -21-
     Stock Based Compensation .......................................................       -24-
     Escrow Shares ..................................................................       -24-
     Income Taxes ...................................................................       -24-
     Stock Options ..................................................................       -24-
     Recent Accounting Developments .................................................       -24-
     Dividends ......................................................................       -25-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS       -25-
     Liquidity and Capital Resources ................................................       -25-
     Results of Operations ..........................................................       -26-
     Corporate Income and Expenses ..................................................       -27-

RISKS AND UNCERTAINTIES .............................................................       -27-

DIRECTORS AND EXECUTIVE OFFICERS ....................................................       -28-
     Profiles of Directors and Executive Officers ...................................       -28-

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS ....................................       -30-

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES ......................       -30-
     Stock Option Grants ............................................................       -30-

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS ......................................       -31-

DESCRIPTION OF SECURITIES TO BE REGISTERED ..........................................       -32-
     Rights Plan ....................................................................       -32-

DEFAULTS UPON SENIOR SECURITIES .....................................................       -33-

CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES .............       -33-

FINANCIAL STATEMENTS ................................................................       -33-

FINANCIAL STATEMENTS AND EXHIBITS ...................................................       -33-

FORWARD-LOOKING STATEMENTS

The information presented in or incorporated by reference in this report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Birch Mountain Resources Ltd. (the "Company" or "Birch") (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Birch Mountain Resources Ltd., its predecessors and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk of developing new technology, protection of intellectual property, exploration and development of mineral properties and related activities, the ability to finance future exploration and development, market prices for precious metals, the ability to produce and market precious metals, the actions of government authorities including increases in taxes, changes in environmental and other regulations, and changes in government, and the dependence upon the abilities and continued participation of certain key employees of the Company.

Reference should be made to "Risk Factors". As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.


                SIX MONTHS    FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
                ENDING        ENDING        ENDING        ENDING        ENDING        ENDING
                JUNE          DECEMBER      DECEMBER      DECEMBER      DECEMBER      DECEMBER
                30, 2000      31, 1999      31, 1998      31, 1997      31, 1996      31, 1995
                --------      --------      --------      --------      --------      --------
END OF PERIOD   1.4828        1.4720        1.5333        1.4305        1.3702        1.3641

HIGH FOR        1.5142        1.4720        1.5685        1.4305        1.3865        1.4267
PERIOD

LOW FOR PERIOD  1.4318        1.4512        1.4198        1.3470        1.3287        1.3278

AVERAGE FOR     1.4669        1.4920        1.4835        1.3846        1.3636        1.3726
PERIOD

                          GLOSSARY OF SIGNIFICANT TERMS

Certain terms and their usage used throughout this Registration Statement are defined below.

ANOMALOUS                        A value that is unusually elevated compared to
                                 other values in the same data set.

ASSAY OR FIRE ASSAY              A high-temperature process involving the
                                 melting of a rock to determine its metal
                                 content.

BIOCLASTIC                       A sedimentary rock composed of fragments of
                                 biological components such as shells.

BRINE                            Water with a high content of dissolved salts.

CAMBRIAN                         The geological time period between about 570 and 500 million years ago.

CANADIAN SHIELD                  Area of surface exposure of Precambrian rocks in Quebec,
                                 Ontario, Manitoba, Saskatchewan, northeastern Alberta, Northwest and Nunavut Territories.

CLASTIC A sedimentary rock composed of fragments of pre-existing rocks; includes sandstones, siltstones and shales.

CRETACEOUS                       The geological time period between about 135 and 65 million years ago

DEVONIAN                         The geological time period between about 410 and 360 million years ago.

EVAPORITE                        A sedimentary rock containing minerals formed
                                 from the evaporation of marine and non-marine
                                 waters.

EXTRACTION                       A chemical or physical process by which a metal
                                 or mineral is separated and removed from a host
                                 rock.

GRADE                            The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per tonne or percent of copper.

HECTARE                          A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.

IGNEOUS                          A rock that has cooled and solidified from a melt.

KILOMETRE                        A metric measure of length: one kilometre is equivalent to 1000 metres or 0.6214 miles.

LINEAMENT                        A linear topographic or geophysical feature.

MAGMATIC                         Igneous.

MESOSOIC ERA                     The major geological time period between about 65 and 240
                                 million years ago.

MICROPARTICULATE                 Composed of or comprising particles on the order of 0.1 to 100 micrometres in size.

MINERAL RESOURCE                 A deposit or concentration of natural,
                                 solid, inorganic or fossilized organic
                                 substance in such quantity and at such grade or
                                 quality that extraction of the material at a
                                 profit is currently or potentially possible.

MINERAL A naturally occurring homogeneous substance having fixed physical properties and chemical composition and, if formed under favorable conditions, a defined crystal form.

MINERALIZATION                   The process of formation of minerals in a
                                 specific area or geological formation.

NANOPARTICULATE                  Composed of or comprising particles on the order of 0.1 to 100 nanometres in size.

ORDOVICIAN                       The geological time period between about 500 and 435 million years ago.

PALEOZOIC ERA                    The major geological time period between about 240 and 570 million years ago.

PRAIRIE GOLD MODEL               An exploration model postulating the origin of microparticulate precious and non-precious metals observed in rocks from the
                                 Athabasca region of Alberta and the Dawson Bay area of Manitoba.
                                 In this model, metals are carried in brines of sedimentary origin (Prairie formation) and are deposited where
                                 oxidation-reduction reactions cause the metals to precipitate.

PRECAMBRIAN ERA                  The major period of geologic time before 570 million years ago.

PRECIOUS METALS                  A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium.

RECOVERY The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

TAILINGS The material removed from the milling circuit after separation of the valuable metals.

TERTIARY                         The major geological time period between about 65 and 2 million years ago.

TROY OUNCE                       Unit of weight measurement used for all precious metals.
                                 The familiar 16 ounce avoirdupois pound equals 14.583
                                 troy ounces. One troy ounce is equivalent to 31.1034 grams.

UNMETAMORPHOSED                  Refers to rocks that have not undergone
                                 metamorphism, where metamorphism is the process
                                 by which the minerology and textures of a rock
                                 changes during deep burial or by contact with
                                 igneous rocks at high temperature and/or
                                 pressure.

WESTERN CANADIAN SEDIMENTARY     A large area of sedimentary rock in western Canada covering much
BASIN                            of Manitoba, Saskatchewan, Alberta and the western Northwest
                                 Territories where sediments of late Precambrian
                                 through Tertiary age were deposited on rocks of
                                 the Precambrian Shield.



CONVERSION FACTORS:          1 Troy ounce      =      31.1034 Grams
                             1 Tonne           =      1.1023 Short tons
                             1 Tonne           =      2204.6 Pounds
                             1 oz/ton                 =      34.3 grams per tonne
                             1 Hectare                =      2.4711 Acres
                             1 Kilometre       =      0.6214 Miles
                             1 Metre           =      3.28084 Feet

SYMBOLS:                     Au                =      Gold
                             g/t               =      Gram per tonne
                             oz/ton            =      Troy ounce per ton
                             PGM               =      Platinum group metals

                                     PART 1

ITEM 1: DESCRIPTION OF THE BUSINESS

A.      INTRODUCTION

Birch Mountain Resources Ltd. (the "Company" or "Birch") is a mineral technology and exploration company conducting business primarily in Canada.

The Common Shares of Birch Mountain Resources Ltd. were listed on The Alberta Stock Exchange (now the Canadian Venture Exchange Inc.) on January 31, 1995 as a junior capital pool corporation. On July 4, 1995, Birch Mountain Resources Ltd. completed its Major Transaction within the meaning of Policy 4.11 of the Alberta Securities Commission and Circular No. 7 of The Alberta Stock Exchange through the purchase of all of the issued and outstanding securities of Birch Mountain Minerals Ltd., a private Alberta company which held certain mining exploration interests in Alberta and British Columbia.

Birch Mountain Resources Ltd. was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on October 25, 1994. Birch Mountain Resources Ltd. and Birch Mountain Minerals Ltd. amalgamated under the name Birch Mountain Resources Ltd., pursuant to a Certificate of Amalgamation issued pursuant to the provisions of the Business Corporations Act (Alberta) on December 31, 1995.

The Company has one active, wholly owned subsidiary, Dawson Bay Minerals Inc. ("Dawson Bay"), a company incorporated pursuant to the Corporations Act (Manitoba) on October 24, 1996 with a registered office located at 2200, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L3. Unless the context requires otherwise, whenever the words "Company" or "Birch" are used, they will include Dawson Bay.

The Company's head office is at 3100, 205 Fifth Avenue S.W., Calgary, Alberta T2P 2V7. The principal contact persons are Mr. Douglas J. Rowe, President & CEO,
(403) 262-1838, Fax (403) 263-9888 Email: rowed@birchmountain.com or Mr. Donald
L. Dabbs, Vice President & CFO (403) 262-1838 Fax (403) 263-9888 e-mail:
dabbsd@birchmountain.com.

The Company's stock trades in Canadian dollars on the Canadian Venture Exchange Inc. under the trading symbol BMD. The Company trades no other class of shares other than common shares ("Common Shares") without par value.

Birch holds Metallic and Industrial Mineral Permits and Leases in the Province of Alberta totaling approximately 2.5 million acres. Dawson Bay holds Special Exploration Permits in the Province of Manitoba totaling 228,004 acres. In addition to these mineral rights, Birch has developed proprietary extraction technology. The Company has applied for a U.S. Patent to protect its intellectual property as it is considered a valuable asset.

The information in this Registration Statement is current as of June 30, 2000, except where otherwise indicated. In this Registration Statement, any references to dollars or "$'s" refers to Canadian dollars unless specifically stated otherwise.

GENERAL DEVELOPMENT DURING PAST FIVE YEARS

Birch Mountain Resources Ltd. was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on October 25, 1994.

The Common Shares of Birch Mountain Resources Ltd. were listed on The Alberta Stock Exchange (now the Canadian Venture Exchange Inc.) on January 31, 1995 as a junior capital pool corporation. On July 4, 1995 Birch completed its Major Transaction within the meaning of Policy 4.11 of the Alberta Securities Commission and Circular No. 7 of The Alberta Stock Exchange through the purchase of all of the issued and outstanding securities of Birch Mountain Minerals Ltd., a private Alberta corporation which held certain mining exploration interests in Alberta and British Columbia. Birch Mountain Resources Ltd. and Birch Mountain Minerals Ltd. amalgamated to form Birch, pursuant to a Certificate of Amalgamation issued pursuant to the provisions of the Business Corporations Act (Alberta) on December 31, 1995.

Mineral Exploration

Since inception, Birch's activities have involved both mineral exploration and research and technology development. Initially, the business of the Company was primarily the acquisition, exploration and development of mineral properties. The Company started business with properties in northeastern Alberta and British Columbia, and acquired additional mineral rights in the Yukon Territories, the Republic of Indonesia, Saskatchewan and Manitoba. From 1995 to 1998 the Company undertook exploration work on all of these properties, but relinquished the land in British Columbia, the Yukon Territories, Saskatchewan and Indonesia as these properties were determined by Birch not to meet the criteria for further exploration. The Company continues exploration work on its 2.7 million acres (1.12 million hectares) of mineral leases and exploration permits in Alberta and Manitoba.

Exploration Research

Originally, Birch's research and development activities were directed towards developing the Prairie Gold Model, a new exploration model to explain the processes leading to the deposition of unusual occurrences of microparticulate gold and other precious and non-precious metals in rocks from Birch's Athabasca and Dawson Bay properties. An early version of this geological model was developed at the Geological Survey of Canada in partnership with Birch and other mineral exploration companies. The Prairie Gold Model guides Birch's exploration for precious metals on its Athabasca and Dawson Bay properties.

Technology Research and Development

Through its research and development efforts related to development of the Prairie Gold Model, Birch is developing new technology for the analysis and extraction of microparticulate metals. Electron imaging and x-ray analysis of surface samples and drill core from Birch's Athabasca property have documented multiple occurrences of microparticulate precious and non-precious metals. Birch believes that the diverse elemental assemblage documented within these rocks is indicative of a previously unknown type of mineral deposition process. Birch also has evidence that suggests that conventional methods for determining metal concentrations in these rocks are ineffective in detecting the metals observed by electron imaging to be present in these rocks.

In 1999, Birch established its own laboratory to conduct proprietary research into the analysis and recovery of precious metals from its Athabasca and Dawson Bay properties. Material properties research is also conducted using advanced analytical equipment available in industry, university and government research laboratories. The goals of this work are to identify and characterize the specific forms of metals present so that effective analytical, extraction and recovery processes can be designed and tested.

Birch believes that the extremely small size of the microparticulate metals has a profound impact on both their physical and chemical behavior. Furthermore, Birch's material properties research has identified what it believes to be the first documented occurrence of natural nanoparticulate metal in rocks from its Athabasca property. By handling and treating the rock in accordance with the properties of the contained metals, Birch has been able to extract nanoparticulate metal from the rock. Birch has filed a U.S. patent application to protect its intellectual property related to the recovery of this newly identified form of natural metal. This technology is still under development, it has not been independently verified, and its commercial significance has not been determined.

Research and technology development related to nanoparticulate metals is on-going. Birch believes that its research and development activities may provide new ways to focus exploration on its existing properties and may be applicable to similar rocks in other sedimentary basins worldwide. Therefore, Birch's continuing research and development program may lead to additional discoveries elsewhere in the world and the development of new intellectual property. Birch also believes that its discovery may have applications beyond metals exploration and will direct some of its research and development activities to identifying additional opportunities.

PLAN OF OPERATION FOR 2000 AND THE FIRST SIX MONTHS OF 2001

Birch will continue work related to the development and refinement of its mineral extraction and measurement technology in the Company's lab, with verification of results in independent research laboratories. The Company plans to establish a Scientific Advisory Board to provide guidance for the advancements of Birch's proprietary minerals technology.

Birch will continue studies using the electric logs and geochemical analyses of core from over five hundred wells drilled by Birch and oil sands companies that hold overlapping mineral interests. The core and e-logs have been provided to Birch under the terms of the cooperation agreements with oil sands companies that hold overlapping mineral rights, more fully described in Item 2:
Description of Properties. These analyses will be used, in conjunction with other analytical results, to focus future exploration drilling to areas of alteration and elevated precious metal content in the Devonian limestone.

The Company does not currently plan to initiate its own field-drilling program in the next year. This, however, may change depending on the results of the office and laboratory analyses.

PRINCIPAL PRODUCTS AND MARKETS

The Company is engaged entirely in mineral technology development and exploration and does not have any production.

SALES AND REVENUE DURING PAST THREE YEARS

The Company has had no sales from production, and has received only $390,000 from the sale of exploration data plus incidental interest and other minor revenue.

B.      SPECIAL CHARACTERISTICS OF OPERATIONS OR INDUSTRY

CONTRACTUAL AND FINANCING RISKS

The Company holds very large land blocks under Special Exploration Permit, Metallic and Industrial Mineral Permit and Metallic and Industrial Mineral Lease issued by the provincial governments. Exploration permits require a level of exploration expenditures each year in order to continue to hold the rights to the land. Mineral Leases require an annual rental payment in order to hold the leases in good standing. The Company currently has the financial resources to hold its land in good standing, but there is no assurance that the Company will be able to raise additional funds to be able to hold all of the land in good standing beyond the current term of up to twenty-four months.

TECHNOLOGY DEVELOPMENT RISK

The Company has developed new technology for which it has filed a U.S. patent application to protect its intellectual property. The Company will continue to file additional applications as the technology is further developed, but there is no assurance that Birch will receive patent protection for its new technology or that patents granted to the Company will not be successfully challenged. The Company will continue to develop the new mineral recovery technology, but there is no assurance that it will be economically viable or that there will be a market for the new technology.

INTELLECTUAL PROPERTY PROTECTION

The Company relies on a combination of patent, confidentiality procedures and contractual provisions to protect its proprietary rights in its technology. The Company generally enters into confidentiality agreements with its employees, consultants and advisors and limits access to, and distribution of, its proprietary information. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the United States and abroad, there can be no assurance that the Company will be successful in doing so or that the steps taken by the company in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's technology. In addition, policing unauthorized use of the Company's technology is difficult.

There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with our without merit, could be time consuming, result in costly litigation and diversion of management's attention. Adverse determinations in such claims or litigation also could have a material adverse effect on the Company's business, operating results and financial condition.

Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition, regardless of the final outcome of such litigation.

EXPLORATION AND DEVELOPMENT RISK

Mineral exploration and development involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Birch's properties will prove to be economically viable. Even if Birch discovers economically viable mineral deposits, there is no assurance that profitable marketing and sales arrangements can be implemented or that Birch will be operated as a profitable business. Birch competes with larger companies which have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Any investment in Birch at this time is highly speculative.

Mineral exploration and production activities are subject to numerous risks, many of which are beyond Birch's control. These factors include the cost of labour, materials and services, cost of financing, technological change, demand for and price of commodities and government regulation, including regulations related to taxes, royalties and environmental protection, the exact effects of which cannot be accurately predicted. There is a risk that no commercial deposits of precious metals will be encountered.

ENVIRONMENTAL

The mining industry is subject to environmental regulation pursuant to extensive legislation enacted by federal and provincial governments in Canada. Birch is able to conduct its exploration within the provisions of the applicable environmental legislation without undo constraint on its ability to carry on efficient operations. Public expectation of the mining industry's environmental performance remains high and this continues to translate into new and generally more rigorous environmental policies, legislation and regulations. Birch has established environmental policies and procedures that should allow it to operate effectively under increasingly stringent environmental laws, but there is no assurance that the Company will be granted all of the necessary permits in the future.

MANAGEMENT

At June 30, 2000, Birch had nine employees with Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Vice President and Chief Financial Officer, and Hugh J. Abercrombie, Vice President Exploration, working full time for the Company.

Birch also relies on the services of certain consultants for technical and operational guidance. Birch believes that its relations with its officers and consultants are satisfactory. There can be no assurance that such individuals will remain with Birch for the immediate or foreseeable future. From time to time, Birch also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of drilling, analytical services, research and development and environmental assessment.

Birch is relying upon the good faith, expertise and judgment of the officers and directors of the Company to make appropriate decisions with respect to investments and operations. Birch will be dependent on maintaining its key staff to advance its technology development and explore and delineate economic ore bodies on the Company's mineral properties. Birch may rely on joint ventures or other business relations with companies to advance the development of its technology and exploration properties.

SHAREHOLDERS RIGHTS PLAN

Although the Company's shareholders rights plan ("Rights Plan") is not intended to prevent a take over of the Company, to secure continuance of current management or the directors in office or deter fair offers for the Common Shares of the Company, it may have the result of discouraging certain transactions by making such transactions impractical.

LEGAL AND REGULATORY RISKS

In all areas where Birch conducts activities, there are statutory provisions regulating exploration and development of mineral resources. Birch may be constrained or forbidden to develop a mine in areas of economic mineral deposits as a result of conflicting regulations governing other natural resource extraction activities. Regulatory agencies may impose operating limitations which may adversely affect Birch's revenues and/or the economic viability of a project.

GOLD AND PRECIOUS METAL PRICING RISKS

If the Company were able to identify an economic mineral deposit on its permits and leases, the price of gold and other precious metals may have a significant influence on the market price of the Company's shares and the Company's business activities. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks, forward selling by producing companies and the political and economic conditions of major gold producing countries throughout the world.

Recently the price of gold has been at or near 20 year lows. As of June 30, 2000, the closing price for gold was US$288.15 per troy ounce. The following table sets forth the average of the daily closing price for gold for the periods indicated as reported by the London Metal Exchange:


                             YEAR ENDED DECEMBER 31,

                5 YR. AVG     1999          1998          1997          1996          1995
                ---------     ------        ------        ------        ------        ------
GOLD            337.00        279.00        294.00        340.00        388.00        384.00
(US$/TROY
OUNCE)


ITEM 2: DESCRIPTION OF PROPERTIES

Birch maintains a head office in Calgary. Executive, administrative and support staff work in the 11,000 square foot office space which also contains a boardroom. The rental commitment is $212,238 per year and the Company offsets approximately half of the cost by subletting to other companies.

METALLURGICAL LABORATORY

Birch's research and technology activities are principally carried out at Birch's Calgary laboratory. The laboratory is housed in a 1800 square foot facility which is leased at a cost of $16,700 per year. The laboratory is equipped for sample preparation, fire assay and wet chemical analyses. Most capital items are owned by Birch; an atomic absorption spectrometer is leased at an annual cost of $18,000.

CORE LABORATORY

Birch maintains core analysis and storage facilities in Calgary. Core drilled by Birch and core obtained from oil sands mining companies is shipped to Calgary for cutting, logging and sampling. Drill core and samples are archived in a secure storage facility. The core research facility is leased at an annual cost of $13,300. Long-term storage facilities are leased at an annual cost of $9,600.

EXPLORATION PROPERTIES

Birch's Alberta properties are located in areas that have at one time or another been considered prospective for both diamonds and precious metals. At one time Birch held the mineral exploration rights to about 10 million acres in northeastern Alberta, but through time this has been reduced to some 2.5 million acres distributed across Birch's three Alberta exploration properties:
Athabasca, Birch Mountain and Caribou Mountains. In Manitoba, Birch's exploration properties are held by Dawson Bay.

Alberta Properties

The majority of Birch's Alberta properties are held under Metallic and Industrial Mineral Exploration Permits issued by the Provincial Government of Alberta. Exploration permits may be held for up to ten years and convey the right to explore and an option to convert to lease. Assessment costs must be filed every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare ($2.00 to $6.00 per acre) for each 2 year assessment period. Birch owns a 100% working interest in virtually all exploration permits held in Alberta. Some exploration permits are subject to a royalty payable to the original permit holder; Birch has the option to purchase most of these royalties for a fixed price. A small minority convey a 1% royalty right to the original permit holder.

Birch also holds a small number of leases. Leases are granted by the Alberta government and convey the right to produce minerals, subject to meeting other regulatory criteria. Leases are held on the basis of an annual rental fee of $3.50 per hectare ($1.42 per acre). Currently, the Company's lease rental payments are $12,887.75 per year.

Overlapping Mineral Rights: Ownership of metallic and industrial minerals within the area of the Athabasca Oil Sands Mining Area as defined by the Alberta government, is split between oil sands lease holders and metallic and industrial mineral lease holders. The Athabasca oil sands mining area covers most of Birch Mountain's Athabasca exploration permits. Within this area, the oil sands lease holders own the rights to all metallic and industrial minerals that occur within the geological formations mined for oil. Oil sands lease holders do not own metallic or industrial mineral rights in either the overlying Quaternary and recent sediments, nor in the underlying Devonian limestone, which rights are owned by the metallic and industrial mineral leaseholder.

Athabasca: At June 30, 2000 the Athabasca property comprises 100 Metallic and Industrial Mineral Exploration Permits and 5 Mineral Leases covering approximately 1,891,110 acres (765,305 hectares). The dates of issue of the permits are tabulated below. Precious metals are the principal exploration target on the Athabasca property. Birch has also conducted diamond exploration on its Athabasca property.

ATHABASCA MINERAL PERMITS BY ISSUE DATE.

YEAR       NO. OF PERMITS      AREA (HECTARES)     AREA (ACRES)
----       --------------      ---------------     ------------
1990              2                   4,558            11,263
1993             24                 217,135           536,550
1994             35                 265,684           656,517
1996             18                 154,368           381,450
1998             18                 119,744           295,893
1999              1                     420             1,038


Birch Mountains: The Birch Mountains property comprises 9 Metallic and Industrial Mineral Exploration Permits issued in 1994, covering approximately 204,959 acres (82,944 hectares). Diamonds are the principal exploration target and Birch has also conducted some preliminary precious metal exploration on the Birch Mountains property.

Caribou Mountains: The Caribou Mountains property comprises 19 Metallic and Industrial Mineral Exploration Permits issued in 1994, covering approximately 432,691 acres (175,104 hectares). Birch has conducted preliminary precious metals exploration on the Caribou Mountains property, and considers this property to be prospective for diamonds as well.

Manitoba Properties

Birch's Manitoba properties are held by Dawson Bay. Mineral tenure is held through Special Exploration Permits issued by the Province of Manitoba. The special exploration permits convey the right to explore for minerals and to convert to mineral claims. The right to produce metals is awarded by conversion to lease from a mineral claim. The permits are renewable for negotiable periods of up to five years with an escalating work commitment ranging from $0.50 per hectare ($0.20 per acre) in year 1 to $4.00 per hectare ($1.62 per acre) in year 5 and an additional $1.00/hectare for every year thereafter.

Dawson Bay: Birch's Dawson Bay property comprises three Special Exploration permits, SEP 96-1, 99-1 and 99-2, covering 228,004 acres (92,270 hectares) in west-central Manitoba. Precious metals are the principal exploration target on Birch's Dawson Bay property.

PRAIRIE GOLD EXPLORATION

The commercial viability of Birch's Prairie Gold Model is unproven. Based on current Canadian standards of mineral disclosure, there is no conclusive evidence supporting the existence of precious metals in potentially economic concentrations or quantities on Birch's Athabasca and Dawson Bay exploration properties. Birch's exploration is based upon the unproven assumption that micro- and nanoparticulate precious metals can not be detected by conventional means. Conventional fire assays have not, in general, produced repeatable precious metals concentrations above trace levels for rocks from Athabasca and Dawson Bay. Therefore, the economic significance of the Company's Athabasca and Dawson Bay exploration properties has not been determined.

Considering the results of previous research and exploration, Birch believes that it has information to support the conclusion that conventional fire assay, defined as routine lead collector fire assay by a recognized fire assay laboratory, may not necessarily accurately determine the precious metal content of rocks from Athabasca and Dawson Bay, although this has not been conclusively demonstrated or independently verified. Birch believes that, in consideration of the body of relevant scientific information, the identification of unusual microparticulate precious and non-precious metals, and the documentation of natural nanocluster metals, there are sufficient grounds to justify further investigation.

Prairie Gold Model

The Prairie Gold Model is the exploration model developed by Birch that postulates the origin of dispersed, microparticulate gold, silver and platinum group metals in rocks from Athabasca and Dawson Bay. The model describes the origin of these particles as a product of basin-scale fluid flow systems. According to this model, precious metals originally contained in basement rocks are dissolved and transported by highly saline, oxidized brines through a network of faults to focused discharge locations where reduction reactions, possibly involving bacteria and hydrocarbons, cause precipitation of precious metals and formation of precious metal deposits. Such a process is not unusual in exploration geology, except that in Athabasca relevant data suggests that this happened at temperatures well under 100(degree)C and without any connection to high temperature magmatic systems. The low temperature of mineral deposition and the unusual character of the microparticulate precious metals appear to be the key distinguishing characteristics of the Prairie Gold Model when compared to other models for the formation of sediment-hosted precious metal deposits.

Prairie Gold in Athabasca

Microparticulate precious metals have been identified in all major geological units, including Precambrian basement rocks, on Birch's Athabasca property. Birch believes that the origin of microparticulate metals in Athabasca may be related to systems active in the formation of the Athabasca oil sands deposit. The Athabasca oil sands are contained within Cretaceous age sandstones which directly overlie Devonian age microparticulate precious metal-bearing limestone. The Athabasca oil sands are believed to have formed through a process of focused secondary migration of hydrocarbons and associated waters to the Athabasca region. In mining terms, Alberta government figures show that the Athabasca oil sands represents a resource of approximately 3 trillion tons. Birch believes that the formation of a deposit of this size signifies that Athabasca was subjected to focused flow of unusually large fluid volume, an unusually long duration of fluid throughput and, possibly, multiple flow events. Birch believes that the same hydrological processes which led to the formation of the Athabasca oil sands deposits focused the flow of brines carrying precious metals resulting in the formation of microparticulate precious metals on Birch's Athabasca property.

Geological Setting: The Athabasca area is underlain by Precambrian basement of the Canadian Shield and younger sedimentary rocks of the Western Canada Sedimentary Basin ("WCSB"). Precambrian rocks occur at surface in the northeastern part of the region and are overlain by a southwesterly thickening wedge of Paleozoic and Mesozoic age sedimentary rocks. The following discussion is based on information published in the scientific literature and the Company's analysis of drill holes in the Athabasca region.

Precambrian Basement: Precambrian basement rocks are a diverse assemblage of metamorphosed sedimentary and igneous rocks. Precambrian rocks show evidence of having been subjected to oxidation for variable thicknesses below the sedimentary cover. Metals leached during this process may be the source for the microparticulate precious metals found in Athabasca.

Western Canada Sedimentary Basin: Precambrian rocks are overlain by sedimentary rocks of the WCSB. The sedimentary rocks are, in general, poorly exposed within the project area; most outcrops are found along river valleys. As a result, most of the information on the sedimentary succession is derived from drill cores and electric logs. A long-lived tectonic feature, the Peace River Arch, transects Birch's Athabasca property and has influenced both basement rocks and rocks of the WCSB.

Two major sequences of sedimentary rocks are preserved in the Athabasca region. Devonian age sedimentary rocks were deposited between about 370 and 360 million years ago. Cretaceous age sandstones and shales were deposited in a major intracontinental seaway between about 115 and 80 million years ago. The sedimentary rocks of the WCSB are capped by a succession of glacial, post-glacial and recent sediments of variable thickness, locally exceeding
200 m.

Devonian Rocks: Within the Athabasca property, Devonian rocks form the first major sequence of sedimentary rocks of the WCSB and are bounded below and above by erosion surfaces, or "unconformities". The Devonian rocks comprise carbonate, evaporite and "clastic" (i.e., sands, silts and shales) sediments that include the Elk Point and Beaverhill Lake groups.

Elk Point Group: The Elk Point Group is the oldest Devonian unit present and lies directly on Precambrian basement. The oldest rocks of the group are a sequence of red sandstone and red and green shales, with anhydrite and gypsum, signifying deposition under arid conditions. The red color is due to oxidation of iron minerals and is consistent with post-depositional oxidation and leaching of metals. These rocks, and underlying oxidized Precambrian rocks, are believed to be the source of metals found in microparticulate form in rocks from Athabasca.

The upper part of the Elk Point Group comprises carbonate and evaporite units with subordinate clastics. From the exploration point of view, the most salient unit is the Prairie Formation which is an evaporite unit consisting of salt (halite) with gypsum/anhydrite and thin beds of shale and dolostone. The highly saline oxidized brines which are believed to have leached and transported metals, probably originated either as residual evaporite brines or by dissolution of salts of the Prairie Formation. These highly saline brines can, when oxidized by reaction with other fluids or rocks, dissolve and carry precious metals as chloride complexes. Birch believes that fluids originating in the Prairie Formation have scavenged trace metals over a wide area and carried these as chloride complexes to focused, fault controlled brine discharge sites in the Athabasca region.

Beaverhill Lake Group: The Beaverhill Lake Group overlies the Elk Point Group and predominantly comprises marine limestone and shaly limestone. At its base, it consists of marine evaporite and shale units. The top of the evaporite unit marks the transition from the oxidized environment of the bulk of the underlying Elk Point Group to the reduced marine limestone and shale of the Beaverhill Lake Group. Regionally, native sulfur is observed at the base of the marine limestone unit marking the upwards transition from oxidizing to reducing conditions.

Limestone and shaly limestone of the Waterways Formation host most of the microparticulate precious metals observed to date by Birch and others in Athabasca. This formation is composed of greater or lesser proportions of green marine shale, clastic and "bioclastic" sediments, and limestone. Birch has defined a series of alteration indices that it can use to identify parts of the Waterways Formation where the primary textures and composition of the rock have been changed by interaction with highly saline, oxidized waters originating in the Elk Point Group, below. The top of the Devonian age rocks is marked by an extensive regional erosion surface referred to as the pre-Cretaceous unconformity.

Cretaceous Rocks: Cretaceous rocks form the second major sequence of post-Precambrian sedimentary rocks on the Athabasca property. They include sandstone, siltstone, shale and coaly sediments. Sandstone of the McMurray Formation occurs directly above the pre-Cretaceous unconformity and forms the host to the Athabasca oil sands deposit. The bulk of the younger, Cretaceous units in Athabasca are shales.

Locally within the area of the Athabasca permits, an unusually hard, silicified quartz sandstone occurs within the lower part of the McMurray Formation. This unit is informally known as the Beaver River sandstone and its occurrence is highly localized to the central part of the permit area. Electron imaging of this unit has identified microparticulate platinum in association with microparticulate iron, nickel and chromium.

Structure: The axis of the Peace River Arch cuts across the Athabasca property from southwest to northeast. Although the axis of the Peace River Arch is shown as a line on many geological maps, it is in fact a broad area of uplift up to 200 km wide. In the Athabasca region, the cumulative uplift distributed across many structures is about 200 m. Late Cretaceous to Tertiary age uplift of the Peace River Arch resulted in the collapse of the arch, forming a large structural feature known as the Bitumount Basin. Geological structures, such as faults associated with the Peace River Arch and Bitumount Basin, are believed to have played a role in focusing the flow of mineralizing fluids.

Smaller scale faulting in basement and sedimentary rocks is recognized at virtually all scales. Offset on faults cutting sedimentary rocks can be seen, in seismic sections, to be distributed across fault zones that are tens to hundreds of metres wide. Some basement-cutting faults probably are related to the Peace River Arch, although some older basement faults are more likely related to Precambrian tectonics. Sedimentary fault zones that can be correlated with basement faults may represent either reactivated basement structures or new basement-sediment faults related to movement on the Peace River Arch.

Previous Exploration: No production of metallic elements is known from the Athabasca property. In 1920, Alberta government geologists reported that a sample of basement granite from drill hole Athabasca Oils Ltd. No. 1 drilled in 1911-12 in the central part of the permit area contained 21.6 g/t (0.63 oz/ton) over an interval of 8 metres (26.2 feet.). A careful re-examination of the circumstances of this drilling suggests that the quartz veins which hosted the gold mineralization may not have been in basement rocks, but instead may have cut Devonian limestone.

Since this time, exploration for gold and other precious metals has continued and a number of holes have been drilled to test other locations and structures. In 1962-63, four holes were drilled in the vicinity of Athabasca Oils Ltd. No. 1, but only trace amounts of gold were detected. In 1986, two holes were drilled approximately 35 kilometres south of this location; one sample assaying 2.16 g/t (0.063 oz/ton) was obtained from Devonian carbonate rocks at a depth of 241 metres. Drill hole Ells Gold No. 1 was drilled in 1988 across the Athabasca River from the site of the original Athabasca Oils No. 1 and encountered 1.10 g/t gold (0.032 oz/ton) and 7.54 g/t silver (0.22 oz/ton) in basement rocks at a depth of 272.8 metres.

In the 1992-94 period, there was a significant increase in exploration for precious metals in Athabasca. In part this was due to publication of analytical results from surface and core samples that showed exceptionally high levels of gold, silver, platinum and rhodium by non-standard fire assay and other analytical techniques. Analytical results produced at this time were plagued by lack of repeatability and many of the methods used were not suited to the carbonate-rich rocks analyzed without extensive background corrections and advanced standardization techniques. Furthermore, the elevated gold and platinum group metal results reported could not be reproduced by other conventional analytical techniques.

In early 1994, the Geological Survey of Canada identified a novel form of microparticulate, precious and non-precious metals in sedimentary and basement rocks from the Athabasca region. These results have since been corroborated in other laboratories in Canada, the U.S. and South Africa and have formed the basis of the Prairie Gold Model advanced by Birch and others. Since 1994, Birch has conducted the bulk of Prairie Gold exploration in Athabasca.

Birch's Exploration: Over the past five years, Birch's knowledge and understanding of the geology of its Athabasca property has undergone a significant evolution. Birch's initial approach to exploring Athabasca was conventional in terms of exploration and metallurgical testing. In 1995 and 1996, Birch conducted a series of regional mapping studies including bio-geochemical mapping, structural mapping, airphoto lineament analysis and gamma ray spectrometry surveying to define exploration targets. In 1996, Birch drilled 12 holes in locations selected based on structure and lineament analysis. Nine of these holes were drilled by Birch alone; three were cost-shared with Syncrude Canada Ltd., owners of the mineral rights within the oil-bearing McMurray Formation in the area drilled.

No elevated precious metal values were returned by conventional fire assay of core samples from the 1996 drilling. However, scanning electron microscope analysis of this drill core detected the characteristic microparticulate gold and silver, and detailed analysis of the geochemical data revealed that some of the 1996 drill cores contained subtle geochemical evidence of alteration. Alteration is a geochemical process whereby reactions between the rock and fluids introduced into the rock change, or alter, the original composition of the rock; ore bodies typically are found within a volume of altered rock. Mineral exploration geologists explore for signs of alteration because they normally are more widely distributed than the ore body and thus easier to map.

Extensive conventional metallurgical testing was carried out by Birch in 1995 and 1996, without success. Metallurgical testing was abandoned in early 1997 when it was decided that Birch's exploration efforts would be directed towards the goal of refining the then current understanding of mineralization and alteration so that it could be used to differentiate altered, potentially mineralized bodies from surrounding unaltered rock.

Work conducted in 1997 and 1998 focused primarily on defining geochemical and physical signs of alteration through examination of drill core. A field exploration program was conducted in 1997 and included a high resolution airborne magnetic survey and regional rock and soil sampling. The results from the airborne magnetic survey were particularly beneficial, showing the location of major faults, their relative ages and their spatial relations to structures and alteration detected in core and outcrop. The most important work conducted in 1997 was the examination of some 150 drill cores and 275 electric logs obtained from oil sands operator Syncrude Canada Ltd. in the area of their Aurora Oil Sands Mine where Birch Mountain holds overlapping mineral rights. Detailed examination of these drill cores allowed Birch Mountain to map alteration in this area.

Another important outcome of Birch Mountain's agreements with oil sands mining companies was the release to Birch Mountain by Syncrude Canada Ltd. of information pertaining to fire assays of limestone from the Aurora Mine area. On April 3, 1997, Birch Mountain announced significant gold and platinum grades in altered shaly limestone on its Athabasca property. Three different fire assays of a 1.60 m (5.25 ft.) interval in Syncrude Canada Ltd. drill hole 11-7-AE-96-10W4 gave values of 2.21 to 4.94 g/t (0.064-0.144 opt) platinum and
0.19 to 0.21 g/t (0.006 opt) gold. The original results were independently obtained by consultants working for Syncrude Canada Ltd. and were confirmed by reanalysis by Birch. However, when additional holes were drilled at the same location during winter 1998/99, including a twin of the original drill hole, fire assays of the corresponding interval in the twinned hole detected no anomalous concentrations of precious metals. No other sample from Athabasca has consistently returned fire essay values greater than 0.5 g/t (0.015 oz/ton) total precious metals.

Since 1998, Birch's exploration and research results have further refined the Prairie Gold Model, but more importantly they have led Birch to a new interpretation and understanding of the nature and potential significance of Prairie Gold deposits. Based on alteration patterns developed through core analysis, in 1998 Birch Mountain collected a series of bulk samples from trenches excavated into rocks showing evidence of such alteration. Examination of these samples and of samples from the platinum-bearing interval in 11-7-AE-96-10W4 described above, led to the identification of what Birch believes to be the first documented occurrence of natural nanoparticulate metal. This led directly to the development of proprietary methods for detecting and recovering this form of metal from these rocks, as detailed in the section on general development during the past five years.

Prairie Gold in Dawson Bay

In 1996, the Manitoba Department of Energy and Mines and the Geological Survey of Canada published the results of joint studies documenting the occurrence of microparticulate metals in the Dawson Bay area of west-central Manitoba. Following this announcement, Birch acquired the mineral exploration rights to a large area centered on the discovery site in a quarry at Mafeking. Birch has released most of this ground, but retains mineral exploration rights to areas judged to be most highly prospective for precious metals.

Geological Setting: The geological setting of Birch's Dawson Bay property is similar in many respects to the Athabasca property. Crystalline rocks of the Precambrian Shield underlie the Dawson Bay property and are overlain by clastic, carbonate and evaporite rocks of the WCSB. Unlike Athabasca, Devonian rocks do not sit directly on basement, but are underlain by older sedimentary rocks of the WCSB. The host of microparticulate precious metals is Devonian limestone which is correlative with the host limestone in Athabasca. The Devonian rocks are unconformably overlain by Cretaceous sediments which are correlative to the McMurray and younger formations in Athabasca. Glacial, post-glacial and recent surficial deposits of variable thickness mantle the geological formations in the Dawson Bay region.

Precambrian Basement: The Dawson Bay property is underlain by the boundary between two major structural provinces of Precambrian Shield: the Churchill and Superior provinces. The Churchill-Superior Boundary Zone ("CSBZ") is about 50 kilometres (30 miles) wide in the Dawson Bay area. Reactivation of basement faults associated with the CSBZ is believed to have provided conduits for mineralizing fluids to ascend, leading to the deposition of microparticulate precious metals. The CSBZ is a well known metallogenic province and hosts major nickel deposits at Thompson, Manitoba, at Raglan in Quebec and at Voisey's Bay in Labrador.

Western Canada Sedimentary Basin: Sedimentary rocks are somewhat better exposed on the Dawson Bay property compared to Athabasca. Devonian age rocks are exposed at surface while older units are known from drilling or from outcrop exposures north and east of the property. The oldest rocks of the WCSB in this region are Cambrian and Ordovician age sandstone and shale deposited on the Precambrian Shield. These rocks are overlain by carbonate and evaporite rocks of Ordovician through Devonian age. As in Athabasca, highly saline fluids associated with the salts of Prairie Formation are present and are believed to have carried the metals now present in microparticulate form. The Devonian rocks exposed at surface have been eroded at the pre-Cretaceous unconformity and infilled by younger, Cretaceous age sandstone and siltstone. These lower Cretaceous rocks are overlain by thick sequences of shale to the west of the Dawson Bay permits.

The Dawson Bay region is an area of contemporary discharge of highly saline brines. These brines probably originate from the Prairie Formation and other evaporite units. Studies of the chemistry of brine springs in west-central Manitoba show that brines collected over the CSBZ contain elevated concentrations of silver, nickel, copper, lead, zinc and cadmium compared to other brine discharge areas.

Structure: Sedimentary rocks of the WCSB in western Manitoba have been affected by structures associated with the CSBZ. The CSBZ is marked by anomalous basement surface features interpreted as faults and fault blocks. Movement along east-trending structures within Precambrian rocks may have caused minor disruption in the depositional framework of the WCSB. In addition, reactivation of basement faults has probably influenced regional hydrodynamic patterns.

Several structural studies, including air photo interpretation and core analysis, have identified the Dawson Bay region as being structurally complex. Surface lineaments may represent reactivated basement faults; the northeast-trending lineaments are subparallel to the western boundary of the CSBZ. At least 7 major fault zones have been identified from drilling and surface mapping.

Previous Exploration: There are no records of prior precious metal exploration on the Dawson Bay property. The primary metallic mineral commodities sought in prior mineral exploration were base metals and uranium. In 1970, an airborne electromagnetic survey was conducted over parts of the Dawson Bay permits to investigate base metal potential. A circular conductivity high was discovered south of the southeastern corner of Red Deer Lake, with a sinuous channel of high conductivity running towards Dawson Bay. The published aeromagnetic map for the region shows a slight magnetic high in the vicinity of the conductivity high, which is interpreted to be basement uplift. Both of these features appear to be spatially associated with known fault zones and salt springs. Further exploration for zinc-lead-silver deposits was conducted in the early to mid 1980's. Five holes were drilled in 1985 based on extensive airborne and ground geophysical surveys and soil geochemical surveys. None of the drill holes encountered significant zinc or lead mineralization.

Exploration for uranium was conducted in the region in the 1960's and 70's. Surface geological and geochemical exploration, including helium and radon gas surveys, soil polonium-210 and trace element surveys, identified a number of targets that were subsequently drilled. No significant concentrations of uranium were identified.

Birch's Exploration: Studies by Birch, the Geological Survey of Canada and others on rocks from the Dawson Bay region have documented microparticulate gold, silver and platinum group metals similar to those observed in Athabasca and thought to be characteristic of Prairie Gold mineralization. Since 1996, Birch primarily has conducted surface exploration including geological and soil sampling surveys, and airphoto lineament analysis. Additional work has included examination of archived drill core and subsurface structural mapping. In summer, 1999, two holes were drilled on a cost-shared basis with the Manitoba Department of Energy and Mines. The cores show evidence of structural disturbances and contain alteration patterns similar to those observed in Athabasca; no anomalous precious metals were detected by conventional analysis of these cores.

In spring 2000, a high resolution airborne magnetometer survey was flown over the Dawson Bay properties in order to identify magnetized structures in the basement rocks and sedimentary column. Preliminary results suggest the presence of at least four major basement faults associated with the CSBZ. Correlation between the magnetized faults and the sedimentary faults suggests that at least some of the latter are due to reactivation of older basement faults.

ITEM 3: LEGAL PROCEEDINGS

The Company knows of no active or pending legal proceedings against the Company.

ITEM 4: CONTROL OF THE REGISTRANT/COMPANY

To the best of the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over equity or voting securities carrying more than 10% of the voting rights attached to any class of equity or voting securities of the Company.

Officers and directors of the Company directly and indirectly own or control Common Shares of the Company, representing the Company's issued and outstanding Common Shares as follows:


-----------------------   --------------------   ----------------   -------------------   -----------------
IDENTITY OF PERSON OR       DESCRIPTION OF           TYPE OF         NUMBER OF SHARES        PERCENT OF
GROUP                            CLASS              OWNERSHIP                              COMMON SHARES
-----------------------   --------------------   ----------------   -------------------   -----------------
Officers and Directors    Common                 Direct             3,116,642             8.4%
-----------------------   --------------------   ----------------   -------------------   -----------------


The Company is not owned or controlled by another corporation.

ITEM 5: NATURE OF THE TRADING MARKET

The Company's Common Shares trade on the Canadian Venture Exchange Inc., having the trading symbol BMD. The Common Shares were quoted on The Alberta Stock Exchange commencing January 31, 1995. On November 29, 1999 the Alberta and Vancouver Stock Exchanges were amalgamated to form a new and larger exchange known as the Canadian Venture Exchange Inc. (CDNX). The Company was listed on the new exchange as a Tier 1 Company and retained the symbol BMD.

The following table sets forth the high and low closing bid prices on the CDNX (and predecessor The Alberta Stock Exchange) and the volume of Common Shares traded for each Fiscal quarter for the period indicated. All financial figures are expressed in Canadian dollars.

                   FISCAL PERIOD     HIGH (CAD$)     LOW (CAD$)       VOLUME
                   -------------     -----------     ----------       ------
                 2000
                 Second Quarter         $2.54          $1.25           1,273,956
                 First Quarter          $3.05          $1.95           3,237,879

                 1999
                 Fourth Quarter         $2.10          $1.15           3,166,411
                 Third Quarter          $1.50          $0.89           1,248,875
                 Second Quarter         $1.72          $0.73           2,210,062
                 First Quarter          $1.79          $0.29           3,623,774

                 1998
                 Fourth Quarter         $0.47          $0.21           1,864,876
                 Third Quarter          $0.58          $0.12           3,359,504
                 Second Quarter         $0.70          $0.16           1,430,920
                 First Quarter          $1.00          $0.47             781,337

                 1997
                 Fourth Quarter         $1.35          $0.31             377,633
                 Third Quarter          $1.50          $0.80             168,100
                 Second Quarter         $2.00          $1.25             368,100
                 First Quarter          $2.70          $1.45             744,480


To the best of the Company's knowledge, as of June 30, 2000, 7,853,200 Common Shares were held by 51 registered holders in the United States. The Common Shares currently are not listed for trading on any securities exchange in the United States. The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

CANADIAN EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to United States residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends paid in 1997 and thereafter, if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to Article X of the reciprocal tax treaty between Canada and the United States. (See "Item 7 -- Taxation").

Except as provided in the Investment Canada Act (the "Act"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

Management of the Corporation believes that the following summary fairly describes those provisions of the Act pertinent to an investment in the Corporation by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold identified, to either notify, or file an application for review with Investment Canada, the federal agency created by the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

1.    An investment to establish a new Canadian business; and

2. An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1. Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

2. Direct acquisitions of control of Canadian businesses with assets of $160 million or more by a WTO investor;

3. Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4. Indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5. An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national or a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

ITEM 7: TAXATION

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the Common Shares reflects the Company's opinion. The tax consequences to any particular holder of Common Shares will vary according to: the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

This following general discussion in respect of taxation is based upon the Company's understanding of the rules. No opinion was requested by the Company or provided by its auditors or lawyers.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their Common Shares as capital property, do not carry on an insurance business in Canada, and will not use or hold the Common Shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is a corporation that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement, and upon the current administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada).

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Shares

Under the Tax Act, a gain from the sale of Common Shares by a non-resident will not be subject to Canadian tax, provided the shareholder (together with persons who do not deal at arm's length with the shareholder) have not owned 25% or more of the shares of any class of the Company's stock at any time in the five years preceding the disposition. In addition, the Tax Convention will exempt from Canadian taxation any capital gain realized on a disposition of Common Shares by a resident of the United States, provided that the value of the Common Shares is not derived principally from real property situated in Canada.

However, special rules apply if a non-resident were to dispose of Common Shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and, immediately after the disposition, the Company is connected with the purchaser corporation (i.e., the purchaser corporation holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company). In this case, the amount by which the fair market value of any consideration paid by the purchaser corporation (other than any shares of the purchaser corporation) exceeds the paid-up capital of the Common Shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, and subject to withholding taxes as described below.

Dividends

In the case of any dividends paid or deemed to be paid to non-residents, the non-resident is subject to tax on the gross amount of such dividends. The Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of Common Shares to the Company (unless the Company acquired the Common Shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such shares. The amount of such deemed dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arms' length, owned 25% of more of the issued shares of any class or series of the Company.

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention (1980)(the "Treaty") unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.

Even where the value of the shares would be derived from real property holdings in Canada certain transitional relief might be available under the Treaty. At this time, this Registrant's asset value is not based on real property holdings located in Canada.

Certain United States Federal Income Tax Consequences

The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of Common Shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a U.S. Holder includes a holder of Common Shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares of the Company is effectively connected with the conduct of a trade or business in the United States.

A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, broker-dealers, non-resident alien individuals or foreign corporation whose ownership of Common Shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income (for United States Federal income tax purposes) the gross amount of such distributions, to the extent that the Company has current or accumulated earnings and profits. This inclusion is done without reduction for any Canadian income tax withheld from such distributions.

Any Canadian tax withheld may be credited (subject to certain limitations) against the U.S. Holder's United States Federal taxable income. (See more detailed discussion at "Foreign Tax Credits" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as a gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to an U. S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends-received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder, that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source-portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below). That occurs if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.

This election is made on a year-by-year basis, and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between -

    - the amount of cash plus the fair market value of any property received, and

    -   the shareholders tax basis in the Common Shares of the Company.

This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

For U.S. Holders, as individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders, as corporations (other than corporations subject to subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

ITEM 8: SELECTED FINANCIAL DATA

The selected consolidated financial data for the periods ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from the audited financial statements of the Company which have been audited by Barr Shelley Stuart, independent Chartered Accountants, as indicated by their reports which are included elsewhere in this Registration Statement. The Company's audited consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles. In addition to the material contained herein, see Note 17 to the Audited Financial Statements for 1999 for a discussion of the significant differences between Canadian and U.S. generally accepted accounting principles as they apply to the Company for the periods presented therein.

The consolidated financial information has been updated for the 6 month period ended June 30, 2000, and the comparative period ended June 30, 1999 which have not been audited.

The following table sets forth certain financial data for Birch as at the dates and for the years indicated. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes included elsewhere in this Registration Statement.

                               SIX MONTHS                             YEAR ENDING
                             ENDING JUNE 30,                          DECEMBER 31,
FINANCIAL                   2000        1999          1999       1998       1997      1996     1995
                            ----        ----          ----       ----       ----      ----     ----
                                      (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:

Amounts in accordance
with Canadian GAAP:
(Loss) before income       (1,100)     (356)         (802)     (3,217)    (4,539)    (1,941)   (615)
tax

Net (Loss) for the         (1,100)     (356)         (576)     (2,890)    (4,539)    (1,291)   (429)
year

(Loss) per common          (0.03)      (0.01)        (0.02)     (0.13)     (0.21)    (0.07)   (0.03)
share

Amounts in accordance
with U.S. GAAP:

(Loss) before income       (1,680)     (629)        (1,392)    (3,758)    (5,361)    (2,852)  (1,297)
tax
Net (Loss) for the         (1,680)     (629)        (1,165)    (3,431)    (5,361)    (2,203)  (1,110)
year

(Loss) per common          (0.05)      (0.03)        (0.04)     (0.15)     (0.24)    (0.12)   (0.07)
share


CASH FLOW DATA:

                               SIX MONTHS                             YEAR ENDING
                             ENDING JUNE 30,                          DECEMBER 31,

FINANCIAL                    2000          1999          1999          1998          1997          1996          1995
                            ------        ------        ------        ------        ------        ------        ------
Amounts in accordance
with Canadian GAAP:

Net cash provided by         (581)         (350)         (528)         (592)         (840)       (1,085)         (488)
(used in) operating
activities

Net cash provided by        4,128         1,110         1,621           951           778         9,268         2,392
financing activities

Net cash used in             (809)         (286)         (625)         (603)       (4,052)       (4,878)         (748)
investing activities

Amounts in accordance
with U.S. GAAP:

Net cash provided by       (1,162)         (623)       (1,116)       (1,133)       (1,661)       (1,996)       (1,170)
(used in) operating
activities

Net cash provided by        4,128         1,110         1,621           951           778         9,267         2,392
financing activities

Net cash used in             (229)          (13)          (38)          (62)       (3,231)       (3,967)          (66)
investing activities


                            SIX MONTH ENDING                         YEAR ENDING
                                JUNE 30,                             DECEMBER 31,
                              2000         1999         1999         1998         1997         1996         1995
                            ------       ------       ------       ------       ------       ------       ------
                                            (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:

Amounts in accordance
with Canadian GAAP:
Total assets                13,933        8,827        8,982        8,188       10,155       13,687        4,512

Current liabilities            358          422          325          536          516          286           58
Long term debt                  __           __           __           __           __           __           __
Total Liabilities              358          422          325          536          516          286           58
Shareholders' equity        13,575        8,405        8,657        7,652        9,639       13,401        4,454


Amounts in accordance
with U.S. GAAP:
Total assets                 9,295        5,086        4,924        4,720        7,227       11,581        3,317
Current liabilities            358          422          325          536          516          286           58
Long term debt
Total Liabilities              358          422          325          536          516          286           58
Shareholders' equity         8,937        4,664        4,600        4,184        6,711       11,295        3,259

                              SIX MONTHS ENDING                        YEAR ENDING
                                   JUNE 30,                            DECEMBER 31,
U.S. GAAP                    2000          1999          1999        1998         1997        1996        1995
---------                    ----          ----          ----        ----         ----        ----        ----
                         (IN THOUSANDS OF DOLLARS, EXCEPT LOSS PER SHARE IN DOLLARS AND SHARES
                                               OUTSTANDING IN THOUSANDS)
Net Loss In                  1,100          356          576        2,890        4,539        1,291          429
Accordance With
Canadian GAAP
Exploration costs              581          273          589          541          821          911          682

Net Loss For The Year        1,680          629        1,165        3,431        5,361        2,203        1,110
Under U.S. GAAP

Weighted Average
Number of Common            31,308       25,040       26,682       22,934       21,936       18,493       16,082
Shares Outstanding
Under U.S. GAAP

Loss Per Share Under          0.05         0.03         0.04         0.15         0.24         0.12         0.07
U.S. GAAP

Shareholders' Equity        13,575        8,405        8,657        7,652        9,639       13,401        4,454
Canadian GAAP
Exploration costs            4,638        3,741        4,057        3,468        2,927        2,106        1,195

Shareholders' Equity         8,937        4,664        4,600        4,184        6,711       11,295        3,259
U.S. GAAP

Mineral Exploration
Costs Canadian GAAP          9,981        7,469        7,829        7,196        8,555        7,619        2,793

Exploration costs            4,638        3,741        4,057        3,468        2,927        2,106        1,195

Mineral Exploration          5,343        3,728        3,771        3,728        5,628        5,513        1,599
Costs U.S. GAAP



STOCK BASED COMPENSATION

U.S. GAAP requires stock based compensation to employees and directors be recorded using the intrinsic value based method whereby compensation cost is recorded for the excess of the quoted market price over the price granted, if any, at the date granted. Under Canadian GAAP, no compensation cost is recorded.

ESCROW SHARES

U.S. GAAP requires that compensation expense be recorded for the excess of the quoted market price granted to employees and directors under escrow share agreements. The compensation expense is recorded when the shares become eligible for release. Under Canadian GAAP, no compensation expense is recorded for such escrow agreements. As at December 31, 1999, 3,411,348 shares were held in escrow.

INCOME TAXES

In December 1997, the Canadian Institute of Chartered Accountants issued section 3465 of the CICA Handbook, "Income Taxes", which establishes standards for recognition, measurement, presentation and disclosure of income and refundable taxes. This statement mandates the use of the liability method of accounting for income taxes and is effective for fiscal years beginning on or after January 1, 2000. The Company has opted for early adoption with restatement of prior years reported figures. The Company's future tax assets have been eliminated by a valuation allowance for all years reported. Income taxes paid for those years were $nil.

STOCK OPTIONS

Birch accounts for stock options granted according to the requirements of Canadian GAAP, and those requirements are similar to the accounting prescribe in Accounting Principles Board Opinion No. 25 ("APB 25"). Under APB 25, because the exercise price of Birch's stock options are equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

RECENT ACCOUNTING DEVELOPMENTS

In March 1999, the Canadian Institute of Chartered Accountants issued section 3461 of the CICA Handbook, "Employee Future Benefits" which deals with the recognition, measurement, presentation and disclosure of benefits to employees when they have withdrawn for active service. The statement is effective for fiscal years beginning on or after January 1, 2000. The Company considers that the implementation of this standard will not have a material effect on its reported results.

In June 1998, the Canadian Institute of Chartered Accounts issued section 1540 of the CICA Handbook, "Cash Flow Statements" which deals with the exclusion of certain items in the statement of cash flow. Non cash items are now excluded from this statement. The financial data presented has been restated to give effect to this pronouncement.

DIVIDENDS

Birch has not paid dividends in order to retain funds for reinvestment in Birch's operations. Birch's dividend policy is reviewed annually by its Board of Directors.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Birch raised $2,162,352 (net of expenses) over the three-year period ending December 31, 1999 through the sale of the Company's Common Shares in a series of private placements. Additionally, the Company raised $348,088 when shareholders exercised warrants, plus $73,509 on the exercise of stock options by staff, officers, directors and consultants.

During the six month period ended June 30, 2000, Birch raised $2,692,000 (net of expenses) through the sale of the Company's Common Shares in a private placement. Additionally, the Company raised $1,331,000 pursuant to the exercise of common share purchase warrants and $137,000 pursuant to the exercise of stock options.

The funds raised during the prior three-years, plus the six months ended June 30, 2000 are summarized in the following table.


                       NO. OF SHARES         UNIT PRICE        TOTAL FUNDS RAISED       EQUIVALENT $U.S.
DATE OF ISSUE             (UNITS)              ($Can)                ($Can)              FUNDS RAISED(1)
--------------------------------------------------------------------------------------------------------
COMMON SHARES

February 20/98              204,074              $0.70                $142,852                $96,035

November 13/98            1,172,860              $0.35                $410,500               $280,590

April 12/99               2,900,000              $0.36              $1,044,000               $713,455

November 19/99              491,305              $1.15                $565,000               $386,990

January 28/00             2,365,256              $1.15              $2,697,546             $1,880,216


WARRANTS EXERCISED

1997                        883,095     $0.30 to $0.75                $321,699               $216,340

1998                              0                  0                       0                      0

1999                         26,389              $1.00                 $26,389                $18,050

2000 6 months             1,322,226       $1.00 & 1.50              $1,330,976               $897,610

OPTIONS EXERCISED

1997                         21,880              $0.10                  $2,188                 $1,470

1998                          5,540     $0.10 to $0.22                  $3,788                 $2,590

1999                        111,446     $0.10 to $0.70                 $67,533                $46,160

2000 6 months               175,600     $0.22 to $1.36                $136,154                $91,822

NOTE:

(1) U.S. dollars based on the exchange rates for the Canadian dollar as at the date of issue. See "Currency and Exchange Rates" above.

Management believes that mineral technology and junior mining companies will continue to have difficulty financing new issues in the current market. As a result, the Company will continue to be prudent in its technology development and exploration expenditures and general and administrative costs to preserve its working capital. Management believes that Birch has adequate financial resources to fund the next two years of currently planned activities.

The Company has been able to raise the required financing to continue to meet its obligation to retain qualified staff, conduct exploration and the research and development necessary to support the exploration.

At December 31, 1997, Birch had working capital of $738,000 compared to $4,964,494 at December 31, 1996. There was a significant expenditure on field exploration and drilling on several of the Company's properties in 1997. The general & administrative expenses in 1997 were $1,144,000, compared with $1,102,000 in 1996.

As at December 31, 1998, Birch had net working capital of $272,432, compared to net working capital of $738,000 as at December 31, 1997. The primary sources of capital were issuance of Common Shares from treasury in the 1997 and 1998 financial years.

As at December 31, 1999, Birch had net working capital of $667,906, compared to net working capital of $272,432 as at December 31, 1998. The primary sources of capital were issuance of Common Shares from treasury in both financial years. In 1999 Birch raised a total of $1,609,000 through private placements, compared to $553,353 raised in 1998. The Company received a refund of the Seriousness Bond, plus interest, in the amount of $212,629 from the Federal Republic of Indonesia in 1999.

During 1999 Birch changed its method of accounting for income taxes from the deferral method to the liability method. This policy has been adopted retroactively, resulting in the restatement of the December 31, 1998 financial statements. Details are contained in Note 3 to the Audited Financial Statements for 1999.

As at June 30, 2000, Birch had net working capital of $3,376,205. The primary source of capital was the issuance of Common Shares.

RESULTS OF OPERATIONS

The net loss for the year ended December 31, 1998 was $2,890,369 or $0.13 per share, compared to a net loss for the prior year of $4,539,479 or $0.205 per share. In 1998, general and administrative expenses were $737,00 compared with $1,144,000 in 1997, a reduction of 40%. To preserve working capital, the Company reduced expenditures in all areas in 1998. The President accepted shares as partial compensation for salary, the staff and consultants agreed to a voluntary reduction in salaries and fees. These cost cutting measures continued into 1999.

The net loss for the year ended December 31, 1999 was $575,697 or $0.02 per share, compared to a net loss for the prior year of $2,890,369 or $0.13 per share due largely to the major write-down in mineral exploration costs in 1998. In 1999, general and administrative expenses were $835,687 (including non-cash items) compared with $737,371 in 1998, an increase of 13%. The higher expenses in 1999 reflected the increased research and development plus an increase in industry activities associated with the Company's co-development agreements with major oil sands producers in Athabasca.

During 1999, Birch increased its exploration and development expenses from the previous year as a result of increased activities in the laboratory, plus analysis of drill core received from oil sands mining companies. Work on the Assessment Filing was initiated in 1999, culminating with a submission to Alberta Department of Resource Development on April 28, 2000. This filing will hold 1,600,752 acres (647,802 hectares) of Metallic and Industrial Mineral Permits in the Athabasca valley and 204,959 acres (82,994 hectares) of Metallic and Industrial Mineral Permits in the Birch Mountains in good standing for two more years.

The net loss for the six months ended June 30, 2000 was $1,099,918 or $0.03 per share, compared to $356,703 or $0.01 per share for the same period in 1999. A large portion of the significant increase in expense in 2000 is attributable to a consulting fee of $490,000 paid in shares to American Precious Metals Inc., and increases in expenses associated with higher levels of activity than were incurred in 1999.

CORPORATE INCOME AND EXPENSES

Birch is engaged in technology development and mineral exploration and does not have any production or revenue from sale of its technology or mineral production. Though Birch has received some one-time payments from a Joint Venture partner, the Company's only source of income from year to year is interest earned on its term deposits. The interest income over the past three years has varied with the amount of money in term deposits and has not been a significant component of the Company's ability to operate, therefore, a comparative analysis would not be meaningful.

The Company and its subsidiaries have no income from production since they are presently at the exploration stage. The Company spends about $150,000 monthly for management and shareholder services, outside consulting, laboratory analysis, travel and other expenses. These monthly expenses are expected to increase with increasing research and development activities, and will increase significantly if and when the Company undertakes field-drilling activities.

ITEM 9A:       RISKS AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. It is expected that a portion of the Company's revenues will be generated in foreign currencies, including U.S. dollars, while the Company's expenses will be generated in Canadian dollars. The exchange rate between the Canadian dollar and foreign currencies has varied significantly over the past five years. To the extent that foreign currency revenues are greater than expenses in a strengthening foreign currency environment, there will be a positive impact on the Company's income from operations. Conversely, if foreign currency revenues are greater than foreign currency expenses in a weakening foreign currency expenses in a weakening foreign currency environment, there will be a negative impact on the Company's income from operations. This exchange rate risk, on an annual basis, primarily reflects the impact of fluctuating exchange rates on the net difference between total foreign currency revenues and foreign currency expenses.

ITEM 10:       DIRECTORS AND EXECUTIVE OFFICERS

The following table list the names of the Directors and Executive Officers of the Company.

                                                                DATE ELECTED    COUNTRY OF
DIRECTOR/EXECUTIVE OFFICER        POSITION(S) HELD              OR APPOINTED    RESIDENCE
--------------------------        ----------------              ------------    ----------
Kerry E. Sully                    Chairman of the Board         1995            Canada


Douglas J. Rowe                   President, CEO & Director     1994            Canada


                                                            DATE ELECTED  COUNTRY OF
DIRECTOR/EXECUTIVE OFFICER    POSITION(S) HELD              OR APPOINTED  RESIDENCE
--------------------------    ----------------              ------------  ----------
Donald L. Dabbs               Vice Pres., CFO & Director    1994          Canada


Myron A. Goldstein            Director                      1995          United States


Lanny K. McDonald             Director                      1995          Canada


Edward Rochette               Director                      2000          Singapore


John R. Houghton              Corporate Secretary           1998          Canada


Hugh Abercrombie              Vice President, Exploration   1998          Canada



The Directors have served in their respective capacities since their election and/or appointment and their term extends to the next Annual General Meeting of Shareholders or until the office is vacated in accordance with the Article/By-Laws of the Company. If a Director resigns or is removed, a successor may be appointed by the remaining members of the Board of Directors. The Executive Officers serve at the pleasure of the Board of Directors. No family relationship exists between any Director or Executive Officer and any other Director or Executive Officer.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrative body or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such activity.

PROFILES OF DIRECTORS AND EXECUTIVE OFFICERS

The following are profiles of the directors and executive officers, including their principal occupations during the five years prior to the date hereof.

KERRY E. SULLY - CHAIRMAN OF THE BOARD OF DIRECTORS

Mr. Sully was elected by the shareholders as a director of the company in 1995 and has served as a director each year since 1995. Mr. Sully was appointed Chairman of the Board of Directors of the company in June of 1998.

Mr. Sully has been President and CEO of CGX Energy Inc. since March, 1999, a company first listed on the Canadian Dealing Network in March, 1999 and now listed on the Canadian Venture Exchange Inc. He was President, Chief Executive Officer and a director of Ranchmen's Resources Ltd., a company listed on the Toronto Stock Exchange, from 1989 to 1995.

DOUGLAS J. ROWE - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Rowe was one of the founders of the Company and has served in the position of President, CEO and director from the formation of the company in 1994. Prior thereto, Mr. Rowe was President and Chairman of the Board of Brougham Geoquest Ltd., a company engaged in mineral exploration and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.

DONALD L. DABBS - VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR

Mr. Dabbs was one of the founders of the Company and has served as the CFO and a director since 1994. Mr. Dabbs was President, CEO and director of Niaski Environmental Inc., a company listed on The Alberta Stock Exchange, from February 1998 to August 1999 when he returned to Birch Mountain. He served as Vice President of the Company from December 1995 to January 1998. He was Regional Manager, Bovar Environmental, and Vice President of Concord Environmental Corporation from 1988 to 1994.

MYRON A. GOLDSTEIN - DIRECTOR

Dr. Goldstein has over 25 years of experience in precious and base metal exploration, and has been a director of the Company since 1995. Dr. Goldstein was Chief Operating Officer for DiamondWorks Inc. from June 1995 to November 1998 and has served as President of Northern Exploration Ltd., a private company, from February 1996 to present.

LANNY K. MCDONALD - DIRECTOR

Mr. McDonald is an independent business man and was Vice-President of Corporate Development, The Calgary Flames of the National Hockey League from 1992 to August 2000. From 1989 to 1992, he was Vice-President, Corporate and Community Relations with the Calgary Flames. Mr. McDonald has been a director of the company since 1995.

EDWARD ROCHETTE - DIRECTOR

Mr. Rochette is the Senior Vice-President of Ivanhoe Mines. From 1992 to 1995, he was the Vice-President of Ivanhoe Capital. From 1980 to 1992, he was the Manager-Lands of Nerco Minerals.

JOHN R. HOUGHTON - CORPORATE SECRETARY

Mr. Houghton served as a director of the company in 1998, and has been corporate secretary since December of 1998.

Mr. Houghton has been a partner in the law firm Donahue and Partners since February of 1999. Previously, he was a partner in the law firm of Mackimmie Matthews from 1984 to 1999.

HUGH J. ABERCROMBIE - VICE PRESIDENT, EXPLORATION

Dr. Abercrombie joined the Company as Manager, Exploration in February 1997 and was appointed Vice-President, Exploration in November, 1998.

After completing post-graduate studies in 1989, Dr. Abercrombie worked for eight years as a research scientist with the Geological Survey of Canada. His research focused on low temperature metal transport in sedimentary basins and formed the basis for Birch's Prairie Gold model.

ITEM 11:       COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company has six directors, two of whom are executive officers. The Company also has a corporate secretary and one additional executive officer who is not a director. The total cash remuneration paid or accrued during Fiscal 1999 to all members of management (all executive officers and any other key personnel who were employed by the Company or its subsidiaries or retained on a consulting basis) was $237,830. No directors of the Company received any fees for providing services as directors during the Company's 1999 Fiscal year.

The Company has in place a stock option plan dated November 2, 1994 (the "Plan"), under which non-transferable options to purchase Common Shares (the "Option") may be granted to directors, officers, employees and consultants of the Company or an affiliate of the Company. The Plan contains early termination provisions for certain situations. In addition, the Plan contains provisions stating that the option period may not extend past five years and the number of Common Shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding Common Shares. The Plan is administered by the Compensation Committee of the Board of Directors of the Company, who make allocations to eligible persons after considering their present and potential contributions and other relevant factors. The Plan was filed with The Alberta Stock Exchange (now the Canadian Venture Exchange Inc.) and was approved by the shareholders on November 2, 1994.

ITEM 12:       OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION GRANTS

The following table sets forth details with respect to the outstanding options and warrants as of June 30, 2000.

TYPE OF SECURITY: STOCK OPTIONS


                             NUMBER OF SHARES BY                                 PURCHASE PRICE OF
OPTIONEE                     OUTSTANDING OPTIONS       DATE OF EXPIRY            SHARES
--------------------------   -----------------------   -----------------------   ------------------------
All Optionees other than     150,000                   7/4/00                    $0.76
Directors and Officers

                             150,000                   7/4/00                    $0.38
                             50,000                    7/4/00                    $0.59
                             250,000                   9/14/00                   $1.06
                             50,000                    1/16/01                   $0.70
                             105,000                   11/21/01                  $0.70
                             75,000                    1/2/02                    $0.70
                             100,000                   3/24/02                   $0.70
                             10,000                    6/5/02                    $0.70
                             150,000                   3/9/03                    $0.90
                             75,000                    7/13/03                   $0.22

                             NUMBER OF SHARES BY                                 PURCHASE PRICE OF
OPTIONEE                     OUTSTANDING OPTIONS       DATE OF EXPIRY            SHARES
--------------------------   -----------------------   -----------------------   ------------------------
                             490,000                   11/16/03                  $0.35
                             30,000                    7/26/04                   $1.25
                             835,000                   11/18/04                  $1.36

Directors and Officers       150,000                   7/4/00                    $0.76
                             150,000                   7/14/00                   $0.38
                             250,000                   9/14/00                   $1.06
                             50,000                    1/16/01                   $0.70
                             100,000                   11/21/01                  $0.70
                             75,000                    1/2/02                    $0.70
                             100,000                   3/24/02                   $0.70
                             150,000                   3/9/03                    $0.90
                             50,000                    7/13/03                   $0.22
                             490,000                   11/16/03                  $0.35
                             670,000                   11/18/04                  $1.36


TYPE OF SECURITY: COMMON SHARE PURCHASE WARRANTS


                            NUMBER OF SHARES BY                               PURCHASE PRICE OF
OPTIONEE                    OUTSTANDING WARRANTS     DATE OF EXPIRY           SHARES
--------------------------  -----------------------  -----------------------  ------------------------
All Optionees other than     228,153                  11/10/00                 $1.50

Directors and Officers       1,182,628                1/25/01                  $1.50

Directors and Officers       63,370                   1/25/01                  $1.50



ITEM 13:       INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

There are no transactions that have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 10% of the outstanding Common Shares, or any of their respective relatives, spouses, associates of affiliates has had or will have any direct or material indirect interest.

                                     PART II

ITEM 14:       DESCRIPTION OF SECURITIES TO BE REGISTERED

The Company has an authorized capital consisting of an unlimited number of Common Shares, of which 33,552,966 are issued and outstanding as of the date of this Registration Statement.

The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion, out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company after provision has been made for each class of stock, if any, having liquidation preference over the Common Shares. Holders of Common Shares have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Shares. All of the outstanding Common Shares are fully paid and non-assessable.

The Company is authorized to issue an unlimited number of non-voting shares. The holders of the non-voting shares are entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the non-voting and Common Shares.

The Company is authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the Board of Directors of the company who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. There are no preferred shares issued and outstanding. The preferred shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the preferred shares.

RIGHTS PLAN

On May 17, 2000 the Board of Directors (the "Board") of the Company adopted the rights plan of the Company ("Rights Plan"), which was implemented pursuant to a shareholders rights plan agreement (the "Rights Plan Agreement") of the same date between the Company and Montreal Trust Company of Canada, as rights agent. The shareholders of the Company approved the Rights Plan on June 22, 2000. The purpose of the Rights Plan is, firstly, to protect shareholders of the Company from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the purpose of the Rights Plan is to afford both the shareholders of the Company and the Board adequate time to assess an offer made for the Company's and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

The Rights Plan is not intended to deter a person from seeking to acquire control of the Company if such person is prepared to make a takeover bid pursuant to a Permitted Bid or Competing Permitted Bid in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% percent or more of the outstanding voting shares of the Company other than by way of a Permitted Bid or a Competing Permitted Bid. This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of the Company other than by means of a Permitted Bid or a Competing Permitted Bid.

ITEM 15:       DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES

Not applicable.

ITEM 17: FINANCIAL STATEMENTS

See pages F-1 through F-23, incorporated by reference.

ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(1)     Index to Financial Statements of Birch Mountain Resources Ltd.

        Audited Financial Statements

        Report of Independent Auditors

        Consolidated Balance Sheets at December 31, 1999 and 1998

        Consolidated Statements of Loss & Deficit for the years ended December 31, 1999 and 1998

        Consolidated Statements of Cash Flow for the years ended December 31, 1999 and 1998

        Notes to and forming part of the Financial Statements

        Unaudited Financial Statements

        Consolidated Balance Sheets at June 30, 2000 and 1999

        Consolidated Statements of Loss & Deficit for the six month periods ended June 30, 2000 and 1999

        Consolidated Statements of Cash Flow for the six month periods ended June 30, 2000 and 19999

(2)     Exhibits

1.      Articles of Amalgamation

2.      By-Law No. 1

3.      Shareholders Rights Plan Agreement

4.      Stock Option Plan

5.      Employment Agreement with Douglas J. Rowe

                                    SIGNATURE


        In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certified that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     BIRCH MOUNTAIN RESOURCES LTD.


Date: September 22, 2000             Per: /s/ Douglas J. Rowe
                                         ------------------------
                                         Douglas J. Rowe, P. Eng.
                                         President and Chief Executive Officer

                          BIRCH MOUNTAIN RESOURCES LTD.

                                AUDITORS' REPORT
                                       AND
                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                AUDITORS' REPORT




TO THE SHAREHOLDERS OF
BIRCH MOUNTAIN RESOURCES LTD.




        We have audited the consolidated balance sheets of BIRCH MOUNTAIN RESOURCES LTD. as at December 31, 1999 and 1998, and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998, and the results of its operations and the changes in its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.


                                                /s/ "Barr Shelley Stuart"


Calgary, Alberta                                CHARTERED ACCOUNTANTS
March 13, 2000

                          BIRCH MOUNTAIN RESOURCES LTD.

                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 1999 AND 1998

                                                                        1999              1998
                                                                        ----              ----
                                     ASSETS
CURRENT
      Cash                                             (Note 5)        $943,558           475,188
      Accounts receivable                                                36,384           142,057
      Prepaids and deposits                                              12,691           191,410
                                                                    -----------       -----------
                                                                        992,633           808,655

INVESTMENT                                             (Note 6)          15,930            36,890

CAPITAL                                                (Note 7)         144,674           146,714

MINERAL EXPLORATION COSTS                              (Note 8)       7,828,506         7,195,948
                                                                    -----------       -----------

                                                                     $8,981,743         8,188,207
                                                                    ===========       ===========


                                   LIABILITIES
CURRENT
      Accounts payable                                                 $324,727           536,223
                                                                    -----------       -----------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL                                          (Note 9)      18,654,561        17,073,832

DEFICIT                                                              (9,997,545)       (9,421,848)
                                                                    -----------       -----------
                                                                      8,657,016         7,651,984
                                                                    -----------       -----------
                                                                     $8,981,743         8,188,207
                                                                    ===========       ===========






Approved on behalf of the Board:


/s/ Donald L. Dabbs
---------------------- Director
Donald L. Dabbs


/s/ Lanny K. Mcdonald
---------------------- Director
Lanny K. McDonald

                          BIRCH MOUNTAIN RESOURCES LTD.

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                         1999             1998
                                                                         ----             ----
EXPENSES
      Salaries, management fees and benefits                           $289,432           227,080
      Shareholder services and promotion                                222,769           132,844
      Office                                                            162,197           176,104
      Professional fees                                                 120,811           131,085
      Amortization                                                       40,478            70,258
                                                                    -----------       -----------

LOSS BEFORE THE FOLLOWING                                               835,687           737,371
                                                                    -----------       -----------

      Interest and other income                                         (71,096)          (38,316)
      (Gain) loss on disposal of investment                              (2,090)          105,000
      Write down of investments                                          14,160           143,220
      Write down of mineral exploration costs          (Note 8)          25,836         2,269,821
                                                                    -----------       -----------
                                                                        (33,190)        2,479,725
                                                                    -----------       -----------
LOSS BEFORE INCOME TAXES                                                802,497         3,217,096

      Future income tax recovery                                       (226,800)         (326,727)
                                                                    -----------       -----------

NET LOSS FOR THE YEAR                                                   575,697         2,890,369

DEFICIT AT BEGINNING OF YEAR                                          9,421,848         6,531,479
                                                                    -----------       -----------

DEFICIT AT END OF YEAR                                               $9,997,545         9,421,848
                                                                    ===========       ===========

LOSS PER SHARE                                        (Note 10)          $(0.02)           (0.13)
                                                                    ===========       ===========

                          BIRCH MOUNTAIN RESOURCES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                         1999              1998
                                                                         ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
      Cash received from interest                                       $71,096             38,316
      Cash received from deposit with the Government of
        Indonesia                                                       175,555            165,708
      Cash paid to employees and suppliers                             (774,537)          (796,087)
                                                                    -----------        -----------
                                                                       (527,886)          (592,063)
                                                                    -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES
      Issuance of common shares for cash                              1,656,061            573,893
      Share issuance costs                                              (34,594)           (13,061)
                                                                    -----------        -----------
                                                                      1,621,467            560,832
                                                                    -----------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds on disposal of investment                                  8,890             25,000
      Purchase of capital assets                                        (38,438)            (1,549)
      Mineral exploration costs                                        (595,663)          (236,348)
                                                                    -----------        -----------
                                                                       (625,211)          (212,897)
                                                                    -----------        -----------

INCREASE (DECREASE) IN CASH                                             468,370           (244,128)

CASH AT BEGINNING OF YEAR                                               475,188            719,316
                                                                    -----------        -----------

CASH AT END OF YEAR                                                    $943,558            475,188
                                                                    ===========        ===========

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 1      NATURE OF OPERATIONS AND GOING CONCERN CONSIDERATIONS

Birch Mountain Resources Ltd. is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mining claims, preserving its interest in the underlying mineral claims, establishing the existence of economically recoverable reserves, and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. It is not possible to predict whether financing efforts will be successful, or if the Company will attain profitable levels of operation.


NOTE 2      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Swift River Minerals Ltd., 777195 Alberta Inc., 846785 Alberta Ltd., and Rockyview Development Limited and its subsidiaries.

(a)     Mineral Exploration Costs

        The mineral properties are recorded at cost. Cost includes cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures are capitalized and deferred until the properties to which they relate are placed on production, sold, allowed to lapse, or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production, or written off if the properties are sold, allowed to lapse, or abandoned. The Company assesses the carrying value of these mineral exploration costs annually and based on estimates, adjusts the carrying amount for any impairments in value.

        Properties acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 2  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)     Capital Assets

        Capital assets are recorded at cost. Amortization is recorded at the following annual rates:

               Equipment                              20% to 30% declining balance
               Computer software                     100% declining balance
               Computer hardware                      30% declining balance
               Automotive                             30% declining balance
               Leasehold improvements                 20% straight line


        Amortization is charged at one-half of the annual rate in the year of acquisition of an asset.

(c)     Future Income Taxes

        The Company has adopted the liability method of accounting for income taxes (Note 3). Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences - the difference between the carrying amount of an asset or liability in the consolidated balance sheet and its tax basis - at the rate enacted at the date of the balance sheet. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value is reflected in income.

(d)     Stock Options

        No compensation expense is recognized when stock options are issued to employees, service providers or directors. Any consideration paid by the optionee on the exercise of stock options is credited to share capital.

(e)     Cash

        Cash includes cash on account and demand deposits.

(f)     Flow-through Shares

        Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 2  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)     Use of Estimates

        The preparation of financial statements in conformity with generally acceptable accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral exploration costs and reclamation obligations. Financial results as determined by actual events could differ from those estimates.


NOTE 3  CHANGE IN ACCOUNTING POLICY

(a) During the year, the Company changed its method of accounting for income taxes from the deferral method to the liability method described in Note
        2. This policy has been adopted retroactively resulting in the restatement of the December 31, 1998 financial statements as follows:

        As at December 31, 1998                      AS REPORTED        ADJUSTMENT        RESTATED
                                                     -----------        ----------        --------
        Mineral exploration costs                    $5,522,268         1,673,680          7,195,948
        Share capital                                16,562,977           510,855         17,073,832
        Deficit                                     (10,584,673)        1,162,825         (9,421,848)
        Future income tax recovery                            -           326,727            326,727
        Net loss for the year                        (3,217,096)          326,727         (2,890,369)

        Net earnings per common share
           Basic                                          (0.14)             0.01              (0.13)
           Fully diluted                                  (0.14)             0.01              (0.13)


(b) The Company has adopted retroactively, the new CICA Handbook recommendations "Cash Flow Statements". Under this section, transactions that do not require the use of cash and cash equivalents are excluded from the statement of cash flow. Non-cash transactions excluded from the statement of cash flow for the years ended December 31, 1999, and 1998, are as follows:

        -  Payment of employee salary with shares $15,000 (1998 - $15,000); and

        -  Purchase of mineral rights with shares $43,500 (1998 - $465,920).

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 4      ACQUISITIONS

During 1999, the Company acquired all of the outstanding shares of 846785 Alberta Ltd. which held a royalty interest and mineral leases. The cost of the acquisition, which was accounted for using the purchase method, consisted of 25,000 common shares of the Company. The purchase price of $28,500 has been allocated to mineral exploration costs.

During 1998, the Company acquired all of the outstanding shares of 777195 Alberta Inc., which held certain mineral rights in the Athabasca region. The cost of the acquisition, which was accounted for using the purchase method, consisted of $25,000 cash and 770,000 common shares of the Company. The purchase price of $456,200 has been allocated to mineral exploration costs.

Both 846785 Alberta Ltd. and 777195 Alberta Inc. were dissolved during the year ended December 31, 1999.


NOTE 5      CASH


                                                                       1999              1998
                                                                       ----              ----
Cash, available for use                                                $890,558           456,188
Cash, subject to restriction                                             53,000            19,000
                                                                    -----------       -----------

                                                                       $943,558           475,188
                                                                    ===========       ===========


Cash subject to restriction represents amounts on deposit as security for letters of credit to the governments of Alberta and Manitoba.


NOTE 6      INVESTMENT

                                                                       1999              1998
                                                                       ----              ----
Tahera Corporation                                                      $15,930            36,890
                                                                    ===========       ===========


The cost of the Company's investment in 177,000 shares of Tahera Corporation, formerly, Lytton Minerals Limited, has been written down to reflect its market value at December 31, 1999. During 1999, the Company disposed of 40,000 shares for net proceeds of $8,890.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 7 CAPITAL ASSETS

                                                    1999                            1998
                                                    ----                            ----
                                                            NET BOOK                      NET BOOK
                                               COST           VALUE           COST          VALUE
                                               ----           -----           ----          -----
Equipment                                     $182,672         91,292          154,518        82,074
Computer                                       179,914         44,549          169,629        52,136
Automotive                                      34,090          8,185           34,090        11,693
Leasehold improvements                           1,583            648            1,583           811
                                            ----------    -----------      -----------    ----------

                                              $398,259        144,674          359,820       146,714
                                            ==========    ===========      ===========    ==========


NOTE 8 MINERAL EXPLORATION COSTS
                                              BALANCE      ADDITIONS     WRITE DOWN        BALANCE
                                             DEC. 31,        DURING         DURING         DEC. 31,
                                               1998         THE YEAR       THE YEAR          1999
                                               ----         --------       --------          ----
Alberta                                      $7,104,740       613,983          3,619       7,715,104
Yukon                                                 1         2,028          2,028               1
Manitoba                                         91,207        22,194              -         113,401
Indonesia                                             -        20,189         20,189               -
                                           ------------   -----------     ----------    ------------
                                             $7,195,948       658,394         25,836       7,828,506
                                           ============   ===========     ==========    ============


                                              BALANCE       ADDITIONS     WRITE DOWN        BALANCE
                                             DEC. 31,        DURING         DURING         DEC. 31,
                                               1997         THE YEAR       THE YEAR          1998
                                            -----------   -----------     ----------    ---------
Alberta                                      $6,654,914       467,115         17,289       7,104,740
Saskatchewan                                          -        34,057         34,057               -
Yukon                                         1,328,191       173,854      1,502,044               1
Manitoba                                         72,226        18,981              -          91,207
Indonesia                                       500,000       216,431        716,431               -
                                            -----------   -----------     ----------    ------------
                                             $8,555,331       910,438      2,269,821       7,195,948
                                            ===========   ===========     ==========    ============

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 8      MINERAL EXPLORATION COSTS (CONTINUED)

Included in mineral exploration costs are properties having a book value of approximately $2,449,500 (1998 - $2,406,000) which have no cost base for tax purposes.

(a)     Alberta

        The Company holds significant mineral rights interests in the Athabasca region of northern Alberta.

        During 1997, the Company entered into an option agreement to earn a 51% interest in additional lands in the region with a payment of $1,200,000 on or before September 18, 1999. The option was not exercised.

        The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc. and Shell Canada Limited. The agreements provide for a co-operative development of the lands by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

        During 1998, the Company entered into various agreements with Tahera Corporation (formerly Lytton Minerals Limited) involving certain exploration data and diamond rights in the area. Under the agreements the Company received $390,000 for the sale of the exploration data and 217,000 shares of Tahera Corporation for the option granted for the diamond rights. The interest that could be earned by Tahera ranged from 30% to 75% dependent on the level of exploration expenditures. Tahera did not meet spending requirements and, as such, the Company retains its interests in these lands.

        During 1998 and 1999, the Company acquired additional mineral rights in the area through the issue of shares.

        Certain lands in the Caribou Mountains and Marguerite River area are subject to nomination for preservation under the Special Places 2000 initiative of the Alberta Government. The Government has made commitments to honour current holdings; however, there is some risk certain lands will not be available for development. At the current time, none of the Company's core holdings are subject to Special Places 2000 nomination.

        The Company has filed an assessment report with the authorities which management believes will satisfy the Company's exploration commitment to date. The Company has been granted an extension on the next filing of assessment to April 2000. Management believes spending requirements have been sufficient to hold all Alberta lands until April 2002.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 8      MINERAL EXPLORATION COSTS (CONTINUED)

        Subsequent to the year-end, the Company:

        - Purchased certain mineral rights from Tintina Mines Limited and NSR Resources Inc. Consideration consisted of 600,000 shares; and

        - Beganconverting certain mineral permits in its core holdings to mineral leases. The conversion results in the strengthening of the Company's land tenure.

(b)     Saskatchewan

        Certain property in Saskatchewan was acquired during 1998. The related costs have been written off as the Company has no plans to continue activity in this area.

(c)     The Yukon

        The Company did not exercise its option to purchase a 100% interest in the Swift River Property in the Yukon and accordingly has written off the costs related to this project. Birch Mountain maintains certain mineral rights in the area as expenditure requirements have been met.

(d)     Manitoba

        The Company's exploration activity in Manitoba is in the Dawson Bay area. Subsequent to the year-end, the Company entered into an agreement with the Government of Manitoba whereby 25% of expenditures on Birch Mountain's property, to a maximum of $28,000, will be reimbursed.

(e)     Indonesia

        Through its subsidiaries, the Company was paying 100% of the costs to earn a 90% interest in an exploration program in the province of West Kalimantan, Republic of Indonesia.

        During 1998, the Company advised the Government of Indonesia and its joint venture partner that it intended to relinquish its Contract of Work on these properties and, accordingly, the remaining mineral exploration costs related to this project were written off.

        These financial statements include $194,000 (1998 - $246,500) of accounts payable relating to the estimated cost of discontinuing the Indonesian operations and $NIL (1998 - $175,000) of deposits with the Indonesian government.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 9  SHARE CAPITAL

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

(a)     Authorized capital
            Unlimited number of common voting shares Unlimited number of preferred shares issuable in series Unlimited number of non-voting shares

(b)     Issued

       COMMON SHARES                                                   NUMBER             AMOUNT
       -------------                                                   ------             ------
       Balance December 31, 1997                                      22,168,422        $16,170,252

       Issued for cash
           Common shares                                                 204,074            142,852
           Flow through common shares net of tax
             benefits renounced of $128,999                            1,172,860            281,502
           Stock options exercised                                        47,000              5,540
       Issued in lieu of salary                                           65,217             15,000
       Issued for mineral rights                                         829,500            465,920
                                                                    ------------       ------------
                                                                      24,487,073         17,081,066
       Share issuance costs net of tax benefit of $5,828                       -             (7,234)
                                                                    ------------       ------------

       Balance December 31, 1998                                      24,487,073         17,073,832

       Issued for cash
           Common shares                                               1,901,305          1,041,001
           Flow through common shares net of tax
             benefits renounced of $223,009                            1,490,000            344,990
           Stock options exercised                                       257,400            129,006
           Warrants exercised                                             26,389             26,389
       Issued in lieu of salary                                           65,217             15,000
       Issued for mineral rights                                          62,500             43,500
                                                                    ------------       ------------
                                                                      28,289,884         18,673,718
       Share issuance costs net of tax benefit of $15,436                      -            (19,157)
                                                                    ------------       ------------

       Balance December 31, 1999                                      28,289,884        $18,654,561
                                                                    ============       ============

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 9  SHARE CAPITAL (CONTINUED)

        During 1999, the Company completed private placements of:

        - 2,900,000 units at $0.36 of which 1,450,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant; and

        - 491,305 units at $1.15 of which 40,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant.

        At December 31, 1999, the Company had incurred and renounced approximately $378,000 of its commitment of $568,000. The Company further renounced an additional $254,000 at February 28, 2000.

        During 1998, the Company completed private placements of:

        - 204,074 at $0.70 per unit. Each unit consisted of one common share and one common share purchase warrant; and

        - 1,172,860 flow-through units at $0.35 per units. Each unit consisted of one common share and one-half common share warrant.

        At December 31, 1998, the Company had incurred and renounced approximately $289,000 of its obligation. The remainder was incurred and renounced during 1999.

        The Company entered into an agreement with a management employee whereby a portion of salary would be paid through the issuance of common shares. The agreement resulted in the issuance of 130,434 common shares at $0.23 per share for a six-month period expiring March 31, 1999.

        Subsequent to the year-end, the Company completed a private placement of 2,345,691 units at $1.15 of which 1,160,000 were flow-through units for gross proceeds of $2,697,546. Each unit consists of one common share and one-half common share warrant. In addition, a commission of 25,000 units amounting to $28,750 was paid in relation to this private placement.

(c)     Preferred Shares

        An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

(d)     Reserved for Issue

        Options

        The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 9  SHARE CAPITAL (CONTINUED)

        The Company has granted options on common shares as follows:

                                                                             WEIGHTED
                                                NUMBER OF        PRICE        AVERAGE       EXPIRY
                                                 OPTIONS         RANGE         PRICE         DATE
                                                 -------         -----         -----         ----
       December 31, 1997                        2,013,000      .10 - 1.06        .73       1999-2003
          Granted                                 960,000      .22 -  .35        .30         2003
          Exercised                               (47,000)     .10 -  .22        .12       1999-2003
          Cancelled                              (728,000)     .38 - 1.06        .77       2000-2001
                                               ----------     -----------      -----

       December 31, 1998                        2,198,000      .22 - 1.06        .54       2000-2004
          Granted                                 880,000      .22 - 1.06       1.36       2000-2004
          Exercised                              (257,400)     .22 -  .70        .50       2000-2003
          Cancelled                               (25,000)            .70        .70         2002
                                               ----------     -----------      -----

       December 31, 1999                        2,795,600      .22 - 1.06        .80       2000-2004
                                               ==========     ===========      =====

        During 1998, certain options originally granted at prices ranging from $1.55 to $2.75, were repriced at $0.70.

        Warrants

        In relation to private placements, the Company has the following warrants outstanding:

                                                                             WEIGHTED
                                                NUMBER OF        PRICE        AVERAGE       EXPIRY
                                                 OPTIONS         RANGE         PRICE         DATE
                                                 -------         -----         -----         ----
       December 31, 1997                        1,676,000            6.60       6.60         1998
          Issued                                  790,504            1.00       1.00      1998-1999
          Expired                              (1,880,074)    1.00 - 6.60       5.99
                                               ----------     -----------      -----

       December 31, 1998                          586,430            1.00       1.00         1999
          Issued                                1,695,653     1.00 - 1.50       1.07         2000
          Exercised                               (26,389)           1.00       1.00         2000
          Expired                                (586,430)           1.00       1.00
                                               ----------     -----------      -----

       December 31, 1999                        1,669,264     1.00 - 1.50       1.07         2000
                                               ==========     ===========      =====

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 9  SHARE CAPITAL (CONTINUED)

(e)     Escrowed shares

        Under the requirements of the Alberta Securities Commission and the Alberta Stock Exchange, 12,483,040 common shares issued in connection with the Company's initial listing as a Junior Capital Pool Corporation, its major transaction and its initial public offering, were held in escrow. As at December 31, 1998, all of these shares have been released from escrow.

        Under the terms of a voluntary pooling agreement, an additional 8,528,366 common shares were also placed in escrow and are to be released equally over five years. The 3,411,348 common shares remaining in escrow will be released over the next two years.


NOTE 10 LOSS PER COMMON SHARE

The net loss per common share was calculated using the weighted average number of common shares outstanding of 26,681,000 shares (1998 - 22,934,000 shares). The effect of the stock options and warrants on the loss per share is anti-dilutive.


NOTE 11 CONTINUING OBLIGATIONS

The Company rents premises and equipment under operating leases requiring annual payments over the next five years as follows:

   2000                           $212,238
   2001                            212,238
   2002                            212,238
   2003                            212,238
   2004                             11,704


NOTE 12 RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with related parties:

    - Included in mineral exploration costs are amounts paid for aircraft usage and airborne surveying services of $78,000 (1998 - $33,000) to a company controlled by a director; and

    - Included in salaries, management fees, and benefits are management fees aggregating $2,400 (1998 - $8,817) which were paid to companies employing the services of a director.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 13 INCOME TAXES

Future income tax assets consist of the following temporary differences:

                                                                       1999              1998
                                                                       ----              ----
Mineral exploration costs                                               $744,855           717,165
Capital assets                                                           117,689            99,628
Scientific research and development expenditures                          94,471            94,471
Loss carry forwards                                                      662,389           579,661
Share issuance costs                                                      79,473           141,134
Valuation allowance                                                   (1,698,877)       (1,632,059)
                                                                    ------------      ------------
                                                                    $          -                 -
                                                                    ============      ============


At December 31, 1999, the Company has the following deductions available which have been reflected in the financial statements:

    - Canadian mining exploration costs and undepreciated capital cost allowance of $9.3 million (1998 - $9.0 million) which may be carried forward indefinitely; and

    - Scientific research and development costs of $211,000 (1998 - $211,000) which also may be carried forward indefinitely.

In addition to the above, the Company has the following deductions available which have not been reflected in the financial statements:

    -   Capital losses of $680,000 which may be carried forward indefinitely;
        and

    -   Investment tax credits of $38,000 available for carry forward to 2005.

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

                                                                        1999              1998
                                                                        ----              ----
Loss before taxes                                                       $802,497         3,217,096
                                                                    ============      ============

Expected tax recovery at 44.62%                                         $358,074         1,435,468
Tax effect of expenses not deductible for tax purposes
     Meals and other                                                      (7,241)           (3,361)
     Non-deductible portion of capital gain                                 (233)          (11,713)
     Non-deductible portion of investment write down                      (1,580)          (15,976)
Resource allowance                                                       (62,045)          (58,181)
Share issuance costs                                                      77,096            74,896
Losses of foreign subsidiaries                                            (9,008)         (321,965)
Valuation allowance                                                     (128,263)         (772,441)
                                                                    ------------      ------------
Future Income Tax Recovery                                              $226,800           326,727
                                                                    ============      ============

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 14 SEGMENTED INFORMATION

The Company's principal business segment is the acquisition, exploration and development of mineral properties. All of the Company's properties are in the exploration stage. The Company's activities are focused in Western Canada, as detailed in Note 8.


NOTE 15 FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, accounts receivable, investment and accounts payable. There is no material differences between their fair values and carrying values at the balance sheet date.


NOTE 16 UNCERTAINTY DUE TO YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.


NOTE 17 MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)     Mineral Exploration Costs

        Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral properties as incurred.

        For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 17 MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                          If these consolidated financial statements were
prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

                                                                       1999              1998
                                                                       ----              ----
        Mineral exploration costs under Canadian GAAP                 $7,828,506         7,195,948
        Exploration expenditures                                       4,057,346         3,468,287
                                                                    ------------      ------------

        Mineral exploration costs under U.S. GAAP                     $3,771,160         3,727,661
                                                                    ============      ============


        Deficit under Canadian GAAP                                   $9,997,545         9,421,848
        Exploration expenditures                                       4,057,346         3,468,287
                                                                    ------------      ------------

        Deficit under U.S. GAAP                                      $14,054,891        12,890,135
                                                                    ============      ============


        In addition, the impact on the consolidated statements of loss would be as follows:

                                                                      1999              1998
                                                                      ----              ----
        Net loss for the year under Canadian GAAP                       $575,697         2,890,369
        Exploration expenditures                                         589,054           541,008
                                                                    ------------      ------------

        Net loss for the year under U.S. GAAP                         $1,164,751         3,431,377
                                                                    ============      ============


        Loss per common share under U.S. GAAP                             $0.04              0.15
                                                                    ===========       ===========


(b)     Other U.S. GAAP Issues:

        (i) The Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees ("APB 25"), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 1999 no compensation cost has been recorded for any period under this method.

                          BIRCH MOUNTAIN RESOURCES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 17 MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period.

            SFAS 123, however allows the Company to continue to measure the compensation cost of employees' and directors' in accordance with APB 25 providing proforma disclosure is included as if the fair value based method had been adopted. Additional compensation costs of approximately $371,407 and $277,608 would have been recorded, increasing the loss per share by $0.02 and $0.01 for 1999 and 1998 respectively. These amounts were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, volatility of 37%, 20%, 60%, 158%, and 136% for years 1999 to 1995 respectively, and an annual risk free rate of 5%.

       (ii) Escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of the shares at the time the shares are released from escrow would be recognized as a charge to income in that year with a corresponding increase in share capital. Additional compensation costs of approximately $2,217,375 and $2,234,200 would have been recorded, increasing the loss per share by $0.08 and $0.09 for 1999 and 1998 respectively.

                          BIRCH MOUNTAIN RESOURCES LTD.

                      CONSOLIDATED CONDENSED BALANCE SHEET
                               AS AT JUNE 30, 2000
                                  (UNAUDITED)
-------------------------------------------------------------------------------

                                                JUNE 30, 2000                  JUNE 30, 1999
                                                -------------                  -------------
ASSETS
 CURRENT ASSETS
  Cash and Short Term Investments            3,643,035                        933,633
   Restricted Short Term Investments            38,000                         15,000
   Other Current                                52,926       3,733,961        232,072      1,180,705
                                             ---------      ----------      ---------
  INVESTMENTS                                   15,930                         36,890
  CAPITAL ASSETS                               202,336                        141,249
 MINERAL EXPLORATION COSTS                   9,980,767      10,199,033      7,468,589      7,646,728
                                             ---------      ----------      ---------      ---------
TOTAL ASSETS                                               $13,932,994                    $8,827,433
                                                           ============                   ===========


LIABILITIES & SHAREHOLDER'S EQUITY
 CURRENT LIABILITIES
   Accounts Payable                                           $357,756                      $422,003
                                                           ===========                    ==========
 SHAREHOLDER'S EQUITY
  Common Share Capital                     24,672,701                      18,183,981
  Deficit                                 (11,097,463)      13,575,238     (9,778,551)     8,405,430
                                          -----------       ----------     ----------      ---------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                 $13,932,994                    $8,827,433
                                                           ===========                    ==========

                          BIRCH MOUNTAIN RESOURCES LTD.
                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                        FOR THE SIX MONTHS ENDED JUNE 30
                                  (UNAUDITED)
--------------------------------------------------------------------------------

                                               JUNE 30, 2000       JUNE 30, 1999
                                               -------------       -------------
EXPENSES
 Shareholder Services and Promotion                 142,900              88,103
 Salaries, Mgmt Fees and benefits                    271,959             122,983
 Finder Fee                                         490,000
 Office                                             117,405              74,777
 Professional Fees                                  146,962              47,706
 Amortization and Non Cash Charges                   25,063              18,953

                                               ------------        ------------
LOSS BEFORE THE FOLLOWING                         1,194,289             352,522

 Interest and Other Income                           98,259        $     (3,363)
 Write-down of Mineral Expln Co                      (3,889)       $       (818)
                                               ------------        ------------
                                                     94,370              (4,181)
                                               ------------        ------------
 NET LOSS FOR THE PERIOD                       $  1,099,918        $    356,703
                                               ============        ============

DEFICIT AT BEGINNING OF PERIOD                    9,997,545           9,421,848
                                               ------------        ------------

DEFICIT AT END OF PERIOD                       $ 11,097,463        $  9,778,551
                                               ============        ============


LOSS  PER SHARE: ISSUED +O/S                   $      (0.03)       $      (0.01)
LOSS  PER SHARE: FULLY DILUTED                 $      (0.03)       $      (0.01)

SHARE CAPITAL
 ISSUED AND OUTSTANDING                          33,202,966          27,627,790
 FULLY DILUTED BASIS                             37,133,747          31,724,200

                          BIRCH MOUNTAIN RESOURCES LTD.
                       CONSOLIDATED STATEMENT OF CASH FLOW
                        FOR THE SIX MONTHS ENDED JUNE 30
                                  (UNAUDITED)
-------------------------------------------------------------------------------

                                                      JUNE 30, 2000               JUNE 30, 1999
                                                      -------------               -------------
 CASH FLOWS FROM OPERATING ACTIVITIES
   Cash Received from Interest                     68,946                         9,778
   Cash Received from Deposits with Govts                                        19,347
   Cash Paid to employees and Suppliers          (650,153)       (581,207)     (379,700)       (350,575)
                                                ---------                     ---------

 CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of Common Shares for Cash            4,244,676                     1,110,149
  Share Issuance Costs                           (116,536)      4,128,140                     1,110,149
                                                ---------                     ---------

 CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on Disposal of Investment
  Purchase of Capital Assets                     (57,195)                       (13,488)
  Mineral Exploration Costs                     (752,261)        (809,456)     (272,641)       (286,129)
                                                --------         --------      --------        --------

 INCREASE (DECREASE) IN CASH                                   $2,737,477                      $473,445

 CASH AT BEGINNING OF PERIOD                                      943,558                       475,188

 CASH AT END OF PERIOD                                         $3,681,035                      $948,633
                                                               ----------                      --------